As filed with the Securities and Exchange Commission on November 13, 2007.
Registration No. 333-___

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM F-10
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

QUEBECOR WORLD INC.
(Exact name of registrant as specified in its charter)

Canada (Province, state or other jurisdiction of incorporation or organization)	Not Applicable (IRS employer identification number (if applicable)
2572
(Primary Standard Industrial Classification Code Number (if applicable)
612 Saint-Jacques Street
Montreal, Quebec H3C 4M8
(514) 954-0101
(Address, including postal code, and telephone number, including area code, of Registrant’s principal executive offices)
Quebecor World (USA) Inc.
291 State Street
North Haven, CT 06473
(203) 287-4031
(Name, address, including postal code, and telephone number, including area code, of agent for service in the United States)

Copies to:

John A. Willett, Esq. Christine D. Rogers, Esq. Arnold & Porter LLP 399 Park Avenue New York, N.Y. 10022-4690 Tel: (212) 715-1000	Christopher Cummings, Esq. Shearman & Sterling LLP Commerce Court West, 199 Bay Street Suite 4405, P.O. Box 247 Toronto, Ontario, Canada M5L 1E8 Tel: (416) 360-8484

Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.
Province of Quebec, Canada
(Principal jurisdiction regulating this Form F-10 offering (if applicable))
It is proposed that this filing on Form F-10 shall become effective (check appropriate box):

A. ☐	upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).

B. ☑	at some future date (check the appropriate box below):

1. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time not sooner than 7 calendar days after filing).

2. ☐	pursuant to Rule 467(b) on ( ) at ( ) (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on ( ).

3. ☐	pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the Registrant or the Canadian securities regulatory authority of the review jurisdiction has issued a receipt of notification of clearance has been issued with respect hereto.

4. ☑	after the filing of the next amendment to this Form (if preliminary material is being filed).
     If any of the securities being registered on Form F-10 are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of	Amount to be	Proposed maximum	Proposed maximum	Amount of
Securities to be registered	registered	offering price per unit	aggregate offering price (1)	registration fee (2)
Subordinate Voting Shares (no par value)	[________]	[_____]	$220,000,000	$6,754.00

(1)	Estimated solely for calculating the registration fee in accordance with Rule 457(o).

(2)	Fee calculated pursuant to Rule 457.

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until this Registration Statement shall thereafter become effective as provided in Rule 467 under the Securities Act of 1933 or on such date as the Commission, acting pursuant to Section 8(a) of the Act, may determine.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This document is not an offer to sell and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

This short form prospectus has been filed under procedures with the securities regulatory authorities in each of the provinces of Canada that permit certain information about these securities to be determined after the prospectus has become final and that permit the omission of that information from this short form prospectus. The procedures require the delivery to purchasers of a supplemented PREP prospectus containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of the provinces of Canada, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Secretary of Quebecor World Inc., 612 St-Jacques Street, Montreal, Quebec H3C 4M8 (telephone (514) 954-0101), and are also available electronically at www.sedar.com. For the purpose of the Province of Quebec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained without charge from the Secretary of Quebecor World Inc. at the above-mentioned address and telephone number and is also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM BASE PREP PROSPECTUS

New Issue	November 13, 2007
QUEBECOR WORLD INC.
$    ●
    ●    SUBORDINATE VOTING SHARES

This prospectus (the “Prospectus”) qualifies the distribution of    ●     Subordinate Voting Shares of Quebecor World Inc. (“Quebecor World” or the “Company”) by the Company in Canada and the United States (the “Offering”). This Offering is being made concurrently in all provinces of Canada and in the United States pursuant to the multi-jurisdictional disclosure system (the “MJDS”) implemented by the securities regulatory authorities in Canada and the United States. Concurrent with the sale of the Subordinate Voting Shares to the public, Quebecor Inc., the principal shareholder of the Company, has indicated an intention to purchase    ●     Multiple Voting Shares of the Company and    ●     Subordinate Voting Shares, at the offering price set forth herein. The distribution of Multiple Voting Shares and Subordinate Voting Shares to Quebecor Inc. will be effected on a private placement basis in accordance with exemptions from prospectus requirements in accordance with Canadian securities laws. See “Purchase by Quebecor Inc.”

We have two classes of authorized participating shares, namely the Subordinate Voting Shares and the Multiple Voting Shares (collectively, the “Equity Shares”). The Equity Shares are essentially identical in all regards with the exception of multiple voting, conversion and subscription rights attached to the Multiple Voting Shares. The holders of Subordinate Voting Shares benefit from protection provisions that give them certain rights in the event of a take-over bid for the Multiple Voting Shares. See “Description of Share Capital”.

Our Subordinate Voting Shares are listed on The Toronto Stock Exchange (the “TSX”) under the symbol “IQW” and the New York Stock Exchange (the “NYSE”) under the symbol “IQW”.

On November 12, 2007, the last trading day prior to the announcement of the Offering, the closing sale price of our Subordinate Voting Shares on the TSX was $5.10 and the closing sale price of the Subordinate Voting Shares on the NYSE was U.S.$5.21, respectively. We have applied to list the Subordinate Voting Shares distributed under this Prospectus on both the TSX and the NYSE. Listing will be subject to our fulfillment of all of the listing requirements of the TSX and the NYSE.
Price: $    ●     per Subordinate Voting Share

			Underwriters’		Net Proceeds to the
	Price		Fees(1)		Company(2)

Per Subordinate Voting Share	$	●	$	●	$	●
Total(3)	$	●	$	●	$	●

(1)	We will pay the Underwriters an underwriters’ fee of $ ● per Subordinate Voting Share issued and sold to the public.
(2)	Before deducting expenses of the Offering estimated at $ ● .
(3)	We have granted the Underwriters an over-allotment option (the “Over-Allotment Option”), exercisable for a period of 30 days from the date of the closing of this offering, to purchase up to ● additional Subordinate Voting Shares (being 15% of the number of shares offered hereby) on the same terms as set forth above, solely to cover over-allotments, if any. If the Over-Allotment Option is exercised in full, the Underwriters will receive a fee of $ ● per additional Subordinate Voting Share purchased pursuant to the Over-Allotment Option. If the Over-Allotment Option is exercised in full (being ● additional Subordinate Voting Shares), the aggregate price to the public will be $ ● , the fees payable to the Underwriters will be $ ● and the net proceeds to the Company will be $ ● . This Prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Subordinate Voting Shares issuable on the exercise of the Over-Allotment Option. See “Plan of Distribution”.

Our Subordinate Voting Shares offered to the public are being conditionally offered by the Underwriters as principals, subject to prior sale, if, as and when issued by us and accepted by them, in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to the approval of certain legal matters on our behalf by Ogilvy Renault LLP, with respect to matters of Canadian law, and by Arnold & Porter LLP, with respect to matters of United States law, and on behalf of the Underwriters by Stikeman Elliott LLP with respect to matters of Canadian law, and by Shearman & Sterling LLP with respect to matters of United States law. In connection with the Offering, the Underwriters may over-allot or engage in market stabilization activities on the TSX and the NYSE. The Offering price of our Subordinate Voting Shares has been determined by negotiation between us and the Underwriters. See “Plan of Distribution”.

Subscriptions for the Subordinate Voting Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that certificates evidencing the Subordinate Voting Shares will be available for delivery at the date of closing which is expected to occur on or about November    ●    , 2007 or such other date as shall have been agreed upon, and in any event not later than December    ●    , 2007 (the “Closing Date”).

All of the Underwriters are subsidiaries of banks which have extended, directly or indirectly, credit facilities to us and certain of our affiliates. Accordingly, we may be considered a connected issuer of those Underwriters under applicable securities legislation. See “Plan of Distribution”.

Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved these Subordinate Voting Shares or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements incorporated by reference herein in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards. They may not be comparable to financial statements of United States companies. Information regarding the impact upon our financial statements of significant differences between Canadian GAAP and U.S. generally accepted accounting principles (“U.S. GAAP”) is contained in the notes to our consolidated financial statements incorporated by reference in this Prospectus and in additional disclosures related to the reconciliation to U.S. GAAP furnished to the SEC.

Owning the Subordinate Voting Shares may subject you to tax consequences both in the United States and Canada. This Prospectus may not describe these tax consequences fully. You should read the tax discussion in this Prospectus.

Your ability to enforce civil liabilities under the United States federal securities laws may be affected adversely because we are incorporated in Canada, most of our officers and directors and all of the experts named in this Prospectus are Canadian residents, and many of our assets are located outside the United States.

The Company’s head office is located at 612 St-Jacques Street, Montreal, Quebec H3C 4M8.

In this Prospectus, unless otherwise specified or the context otherwise indicates, references to “we”, “us” or “our” mean Quebecor World and its subsidiaries.

CURRENCY

Unless otherwise indicated, all references to “$” or “dollar” in this Prospectus refer to the Canadian dollar and “U.S.$” and “U.S. dollar” refer to the United States dollar. For information purposes, the noon buying rate in The City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York on November 9, 2007 was U.S.$1.00 = $0.9385 (the “Noon Buying Rate”).

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this Prospectus, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of the Company, may constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although we believe that the expectations reflected in these forward-looking statements are reasonable, we can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or nonrecurring or other special items announced or occurring after the statements are made have on our business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset write-downs or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and Uncertainties related to the Company’s business” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2006, and the “Risk Factors” section of the Company’s Annual Information Form for the year ended December 31, 2006, both of which are incorporated by reference into this Prospectus.

The forward-looking statements in this Prospectus reflect our expectations as of the date of this Prospectus and are subject to change after this date. We expressly disclaim any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the various securities commissions or similar securities regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a)	the Annual Information Form of the Company dated March 28, 2007;

(b)	the audited Consolidated Financial Statements of the Company, including the notes thereto, for the year ended December 31, 2006, together with the auditors’ report thereon and the management’s discussion and analysis relating thereto including management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the auditors’ report thereon as filed on March 21, 2007. The audit report of KPMG LLP on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, expresses an opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2006 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company did not maintain effective processes and controls over the determination of the impairment of long-term assets process;

(c)	the Management Proxy Circular dated March 30, 2007 distributed in connection with the annual general meeting of the shareholders of the Company held on May 9, 2007;

(d)	the unaudited consolidated financial statements of the Company, including the notes thereto, for the three and nine month periods ended September 30, 2007 and the management’s discussion and analysis relating thereto, as filed on November 12, 2007;

(e)	the material change report of the Company dated October 5, 2007; and

(f)	the material change report of the Company dated November 12, 2007.

Any documents of the type referred to in the preceding paragraph and any unaudited interim financial statements or material change reports (excluding confidential material change reports) filed by us with a securities commission or any similar securities regulatory authority in Canada after the date of this Prospectus and prior to the termination of the Offering shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. In addition, any similar documents furnished by us to the SEC in our periodic reports on Form 6-K or filed by us with the SEC in our annual report on Form 40-F, and any other documents filed with or furnished to the SEC pursuant to Section 13(a), 13(c) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”) in each case after the date of this Prospectus, shall be deemed to be incorporated by reference into this Prospectus and the registration statement of which this Prospectus may form a part if and to the extent expressly provided in such reports. Those materials are available to the public on the SEC’s website at www.sec.gov.

Except as otherwise noted, although we present our financial statements in U.S. dollars, all financial statements and financial data derived therefrom presented in this Prospectus and in the documents incorporated by reference herein have been prepared in accordance with Canadian GAAP. For a discussion of the principal differences between Canadian GAAP and U.S. GAAP, see note 25 to our audited consolidated financial statements for the three financial years ended December 31, 2004, 2005 and 2006 and the additional disclosures related to the reconciliation to U.S. GAAP furnished to the SEC on November 13, 2007 with respect to the years ended

December 31, 2004, 2005 and 2006 and the Reconciliation to U.S. GAAP for the nine month periods ended September 30, 2006 and 2007 furnished to the SEC on November 13, 2007.

NON-GAAP MEASURES

We report on certain non-GAAP measures that are used by management to evaluate performance of business segments. These measures used in certain of the documents incorporated by reference herein do not have any standardized meaning under Canadian GAAP. When used, these measures are defined in such terms as to allow the reconciliation to the closest Canadian GAAP measure. Numerical reconciliations are provided in Figures 7 and 8 of our Management’s Discussion and Analysis for the year ended December 31, 2006 and Figures 5 and 6 of our Management’s Discussion and Analysis for the three and nine months ended September 30, 2007, which is incorporated by reference herein. It is unlikely that these measures could be compared to similar measures presented by other companies.

THE COMPANY

We are a leader in providing high-value, complete market solutions, pre-print, print and post-print services to leading retailers, branded goods companies, catalogers and to leading publishers of magazines, books and other printed media. We are also one of the few commercial printers able to serve customers on a regional, national and global basis. We are a leader for most of the services that we offer in our principal geographic markets. Our market-leading positions have been established through a combination of building long-term partnerships with the world’s leading print media customers, investing in key strategic technologies and expanding operations through acquisitions. For the year ended December 31, 2006 and for the nine months ended September 30, 2007, we had revenues of U.S.$6,086.3 million and U.S.$4,168.1 million, respectively.

We have 118 printing and related facilities located in North America, Europe, Latin America and Asia. In the United States, we are the second largest commercial printer with 76 facilities in 29 states, and we are a leader in the printing of books, magazines, directories, retail inserts, catalogs and direct mail. We are the second largest commercial printer in Canada with 16 facilities in five provinces through which we offer a diversified mix of printed products and related value-added services to the Canadian market and internationally. We are the largest independent commercial printer in Europe with 17 facilities, operating in Austria, Belgium, Finland, France, Spain, Sweden, Switzerland and the United Kingdom, although we recently announced the sale and merger of our European operations (see “Recent Developments—Agreement with Roto Smeets De Boer NV relating to European Operations”). We are also the largest commercial printer in Latin America, with eight facilities operating in Argentina, Brazil, Chile, Colombia, Mexico and Peru, and we have one facility in India. We have rotogravure and web offset presses in our various facilities, which provide our customers long-run, short-run and multi-versioning options as well as a variety of other value-added services, and which also enable us to print simultaneously in multiple facilities throughout a number of different locations.

Our primary print services categories are Magazines, Retail Inserts, Catalogs, Books, Directories, Direct Mail, Pre-Media, Logistics and Other Related Value-Added Services. Our customers include many of the largest publishers, retailers and catalogers in the geographic areas in which we operate and for the services that we offer. For example, in the Magazine Group, we print magazines for publishers including Time, Hearst, Hachette, Primedia and Wenner Publications. In the Retail Insert Group, our customers include Sears, JC Penney, Kohl’s, Albertson’s, Comp USA and Wal-Mart. We print catalogs for customers such as Williams-Sonoma, Blair Corporation, Bass Pro, Redcats and Victoria’s Secret. Our book publishing customers include McGraw-Hill, Scholastic, Harlequin Enterprises, Thomas Nelson and Simon & Schuster. Our directories customers include Dex Media, Yellow Book USA and Yellow Pages Group (Canada).

We were incorporated on February 23, 1989 pursuant to the Canada Business Corporations Act (the “CBCA”) to combine the assets constituting what was then the printing division of our parent, Quebecor Inc. Our registered and principal office is located at 612 Saint-Jacques Street, Montreal, Quebec, Canada H3C 4M8 and our telephone number is (514) 954-0101.

COMPETITIVE STRENGTHS

We believe that we have certain competitive strengths that enable us to remain a market leader while maintaining a low-cost position.

•	Broad Geographic Coverage and Comprehensive Print Solutions. Our broad geographic coverage, together with our comprehensive printing solutions, allow us to better compete for the largest customers. With large customers tending to centralize their purchasing, being a single source of printing services is increasingly important as customers can benefit from dealing with one supplier as opposed to numerous smaller, specialized or regional competitors. We have 118 printing and related facilities located in North America, Europe (subject to sale/merger), Latin America and Asia from which we can service a wide variety of printing needs. Consequently, we believe we are one of the few commercial printers that can efficiently service national and multinational customers’ diverse geographic and printing needs.

•	Our Geographic Reach: We believe that our multi-continental printing capabilities in all of our print service categories provide us with a competitive advantage over many of our competitors. We believe that we can expand our printing and manufacturing capabilities in Latin America to serve customers outside this region, including in the United States, with a view to marketing and offering our services as a competitive alternative to commercial printers in Asia. We believe that our Latin American facilities offer several advantages over Asia, such as lower transportation costs and proximity to North American markets.

•	Our North American Platform: In North America, we are able to provide simultaneous service in multiple facilities through our integrated coast-to-coast manufacturing platform, enabling us to deliver time-sensitive publications more quickly to markets with lower distribution costs for our customers. In addition, by providing our customers with a wide variety of printing, pre-press, post-press (finishing) and distribution services, we have become an integral element in our customers’ publishing process, thereby enhancing customer loyalty while simultaneously expanding our sources of revenues.

•	Flexible Manufacturing Platform. Our flexible manufacturing platform allows us to respond to the specialized needs of our customers. We offer the following processes or capabilities: long-run and short-run; rotogravure and offset; the capacity to print a variety of cut-off sizes; and simultaneous printing in multiple local, regional, national and/or international facilities. Large multinational customers with time-sensitive or multi-versioned products require the security and reliability of a manufacturing platform that can only be offered by a commercial printer with a large number of geographically dispersed and well maintained printing and related facilities.

•	Economies of Scale. We enjoy significant economies of scale resulting from the number of our facilities and the volume of our business. We purchase a significant amount of raw materials, primarily paper and ink, and other supplies, through our centralized global procurement office in Fribourg, Switzerland. We believe that the resulting purchasing power combined with our global procurement practices enables us to purchase such materials and equipment on favorable terms and ensures better availability of raw materials in tight markets. Our scale of operations also lowers our customers’ distribution costs as we are able to obtain reduced shipping costs due to our significant shipping volumes. We are among the largest customers of the U.S. Postal Service as measured by volume of shipments. Furthermore, we also believe that our diversity and breadth of plant and press capability, in combination with our product mix and large customer base, facilitate greater capacity utilization, an advantage that is enhanced by our use of centralized scheduling. The scale of our platform also gives us the opportunity to re-deploy equipment more efficiently, thereby maximizing its utility.

BUSINESS STRATEGY

Our commitment is to create value for our customers, people and shareholders. We also strive to be a market leader in our principal geographic markets and for most of the print services offered by us. In order to achieve these objectives, we are focused on being our customers’ complete print solution partner, by providing sophisticated, turn-key solutions that are fully integrated with our customers’ operations, marketing and advertising campaigns. To that end, we continue to implement our 5-Point Transformation Plan consisting of the following elements:

•	Customer Value Initiative: We are focused on creating value for our customers beyond the printed product, by creating and providing complete, integrated, high-value solutions before and after the print process. We are offering more solutions and value before the printing process, such as marketing campaign services, creative input for ads, data optimization, content management and multi-channel solutions in pre-media. We are also delivering more solutions and value after the printing process, such as comprehensive mail list optimization, co-mailing and complete logistics services. We have set an annual objective of U.S.$300 million in new and higher margin sales, run-rate by year-end 2008 from our Customer Value Initiative. Our Customer Value Initiative also involves the following related strategies:

•	Continue to develop, promote and expand value-added services. We intend to continue to develop, promote and expand value-added services, such as pre-media, logistics, customization and creative services, as these services can be crucial for customers in choosing their print supplier, and they generate additional revenues for us. Offering a wide range of pre-media services helps both large and small customers reduce costs and simplify workflows. Our multi-channel solution combines the multiple forms of media across our Company, to support marketers and retailers as they advertise, drive store traffic, improve brand awareness and grow their businesses. As multi-channel marketers continue to target more focused market segments, they require a key partner to provide a complete solution that integrates the multiple channels of catalogs, retail fliers, direct mail, Internet, and other advertising channels, and we are positioning ourselves to be this key partner. In addition to scheduling printing at facilities that are closer to the end-user, our logistics services, such as bundling, co-mailing and co-palletizing programs, can reduce freight and postal costs, which generally represent a significant portion of the overall costs to many of our customers. Since the fourth quarter of 2006, we have significantly increased our co-mail offering capacity through the installation of an additional two co-mailing machines, which we believe creates additional customer value by allowing more magazine publishers and catalogers to reduce their postal costs and improve delivery. As part of our ongoing operations to further enhance customer and shareholder value, we will continue to explore and evaluate opportunities to deploy the latest press and bindery technology to maximize value and efficiencies.

•	Continue to secure long-term printing contracts with the largest publishers, catalogers and retailers. We will continue to leverage our low-cost and flexible manufacturing platform and our geographic reach in order to renew and win new long-term printing contracts with the largest publishers, catalogers and retailers. We believe that our geographic reach, comprehensive print solutions capabilities and flexible manufacturing platform enable us to better attract, serve and retain customers that do business in more than one country or on more than one continent, and to help these customers expand into new markets. Furthermore, we believe our coast-to-coast flexible manufacturing facilities in North America are central to retaining existing and attracting new national customers in both the United States and Canada whose printing requirements are time-sensitive and long-run. For example, in February 2007, we announced a multi-year contract renewal with Williams-Sonoma, Inc., a leading specialty retailer of products for the home, to produce the Pottery Barn, PBteen and Pottery Barn Bed and Bath catalogs. Likewise, in October 2006, we announced that we had signed a long-term directory printing agreement extending through 2020 with Yellow Pages Group, Canada’s largest telephone directories publisher, valued at more than $1 billion, under which we will provide new high-value services both before and after the printing processes, including ad page makeup and logistics solutions. We also announced in the second quarter of 2007 the renewal of our long-term agreement with Hachette Filipacchi Media U.S., which has entrusted us to supply virtually 100% of its magazine print solutions and distribution needs. We believe that entering into long-term supply agreements with such customers enhances the stability of our revenues and enables us to plan and allocate the use of capital investments more efficiently.

•	Continue to focus on quality products and efficient delivery. An important aspect of our Customer Value Initiative is ensuring customers receive a quality product delivered on-time, every time. Our focus on quality was recognized in 2007 when we received 27 Gold Ink Awards, including 4 gold, 2 silver and 21 pewter awards in the 2007 Gold Ink competition. Now in its 20th year, the Gold Ink Awards recognizes excellence in print reproduction and is considered one of the most prestigious and challenging production competitions in the printing industry. In all, 13 of the Company’s facilities were honored this year demonstrating that our coast-to-coast North American platform provides customers with highly effective means to fulfill their publishing, marketing and advertising needs.

•	Best People Initiative: Our Best People Initiative is focused on building high-performance teams. One of our key objectives is to ensure that we attract and retain the most sought after people in the marketplace by providing them with personal and professional growth opportunities and a compensation system linked to enhancing shareholder value. In the spirit of continuous improvement, we strive to be the best that we can be and incentivize our people to maintain the highest standards. We are implementing a program designed to deliver results to our customers and shareholders. We have begun to rank our employees in every division into three tiers: the top 20%; the middle 60%; and the bottom 20%. For the top 20%, we will ensure we have effective retention programs in place and that they are assigned the appropriate positions that will allow them to optimize their capabilities as well as their personal and professional growth. For the bottom 20%, we will develop plans to help them improve their performance so they can improve their rank, or we will help them reposition themselves in the marketplace. As for the middle 60%, we will have programs tailored to their development needs. We will continue to build their skills and ensure that everyone has clear goals and objectives to deliver value to our customers and build value for our shareholders.

We also continue to make progress in making our plants a safer place to work. For example, as at September 30, 2007, 22 North American locations had no lost time accidents in over a year.

•	Great Execution: Our Continuous Improvement Program focuses on delivering superior execution and speed, producing efficient, dependable and high-quality results, at the lowest cost and with the greatest return possible.

These cost savings and productivity improvements come from the use of a series of tools in connection with our Continuous Improvement Program, from Six Sigma, Lean Manufacturing and other leading processes. Over 150 individuals have been trained in this Program. Our Continuous Improvement Program, which is fact-based and project-based, focuses on high-impact improvement areas with low capital requirements and high returns, such as throughput and waste reduction, with a view to improving performance, maximizing cash flows and increasing shareholder value. This is essential because it is likely that our costs for labor, energy and materials will continue to rise and that we will continue to face challenging market conditions. The program focuses on all aspects of our business, including, but not limited to, operations, procurement, supply chain and administrative functions. In addition, gains are being recognized through the sharing of improved operating practices across the divisions as the trained “belts” collaborate across their projects. Latin America will join their North American colleagues as they begin training in the Six Sigma/Lean Methodologies in November 2007. We estimate that our successes in cost savings and productivity improvements will allow us to deliver U.S.$100 million in annual improvements run-rate by year-end 2008, in accordance with our initial annual target, and we expect to reach U.S.$35 million in improvements by the end of 2007 on the same basis.

•	Retooling Program: We are committed to the effective use of state-of-the-art technology, including the development of new printing technologies, the upgrade of existing printing assets and the further development of integrated services, in order to improve our efficiency and reduce costs. In 2007, we completed our three-year retooling program announced in 2004, earlier than originally anticipated. Since July 2004, we have installed 24 new presses, due mainly to our retooling program. During this period, we have permanently de-commissioned or sold over 80 presses and relocated nearly 40 presses. We believe that the completion of our retooling program allows us to improve efficiency, in fewer but larger facilities, by running faster and more efficient next-generation technology. As part of our retooling program, we also closed, announced the closure of or sold a total of 21 facilities. By consolidating platforms into fewer but larger and more specialized plants, we also reduce administrative costs.

•	Balance Sheet: We are committed to strengthening our balance sheet in a responsible manner. We continuously evaluate various strategic and tactical actions to further strengthen our financial position, to strengthen our ability to generate strong free cash flow and to provide ourselves with additional financial flexibility.

A key milestone in the improvement of our balance sheet is our recently announced sale and merger of our European Operations (see “Recent Developments—Agreement with Roto Smeets De Boer NV relating to European Operations”). We expect that the sale/merger of our European assets will have a significant impact on our level of capital expenditures, further improving our free cash flow generating capability. In addition, on October 29, 2007, we repurchased all of our outstanding 8.42% Senior Notes, Series A, due July 15, 2010, 8.52% Senior Notes, Series B, due July 15, 2012, 8.54% Senior Notes, Series C, due September 15, 2015 and 8.69% Senior Notes, Series D, due September 15, 2020 (collectively, the “Private Notes”) at a redemption price of 100% of the outstanding principal amount of the Notes, plus the accrued and unpaid interest on the Notes to the redemption date plus the applicable Make-Whole Amount (as such term is defined in the Note Purchase Agreements relating to the Notes) for an aggregate amount of U.S.$376.3 million, which amount includes both accrued interest and the Make-Whole Amount.

We have also amended the terms of our revolving credit facility to provide us with financial flexibility through maturity of the agreement in January 2009 and we have a U.S.$750 million commitment limit, of which a portion is secured by a lien on assets. While the commitment limit is scheduled to be reduced to U.S.$500 million by July 1, 2008, we also anticipate amending our credit facilities concurrently with this Offering, including further reducing the commitment limit to U.S.$375 million, extending the maturity by one year to January 2010 and making other amendments which we believe would provide us with greater flexibility under our covenants (see “Refinancing Plan” below).

In addition, we have amended our U.S. securitization program to include receivables generated by our Canadian operations (now a North American program) and thereby terminated our Canadian securitization program.

In October 2007, we signed an agreement to commence the amortization process of our European securitization program. We continue to service past receivables sold under the program, but no additional receivables or related ownership interest will be sold in the future. We do not anticipate that any amounts sold under the European program will remain outstanding by the end of 2007 and we intend to replace the facility with an alternate financing source in due course.

Since December 1, 2006, we also completed sale-leaseback transactions for aggregate net proceeds of approximately U.S.$198 million, in order to provide us with additional liquidity and financial flexibility.

We believe that these financing initiatives, together with the proceeds from the various components of our Refinancing Plan (see “Refinancing Plan”) and the sale of our European assets (see “Recent Developments—Agreement with Roto Smeets De Boer NV relating to European Operations”), together with other financing initiatives currently being considered and our anticipated reduced capital expenditures going forward, should provide us with the required liquidity to continue to implement our 5-Point Transformation Plan. These transactions are further discussed in the “Liquidity and Capital Resources—Financing Activities” section of the Company’s Management Discussion and Analysis for the period ended September 30, 2007, incorporated by reference in this Prospectus.

RECENT DEVELOPMENTS

Agreement with Roto Smeets De Boer NV relating to our European Operations

On November 7, 2007, the Company announced the sale/merger of its European operations with Roto Smeets De Boer NV (“RSDB”). The new merged entity will be named Roto Smeets Quebecor (“RSQ”) and will remain listed on Euronext Amsterdam. Under the terms of the Share Purchase Agreement and Implementation Agreement, RSDB will deliver to the Company, at closing, proceeds valued in the aggregate at approximately €240 million, subject to certain post-closing adjustments. More specifically, the consideration payable to the Company will be comprised of €150 million (U.S.$213 million) in cash, approximately 1.4 million shares in RSQ representing 29.9% of the issued and outstanding shares of the merged entity post-closing and a €35 million (U.S.$50 million) 8-year note.

The transaction is subject to customary conditions precedent including the approval of the shareholders of RSDB, and receipt of clearances from the European Commission. The transaction is not subject to the approval of our shareholders. Completion of the transaction is expected to create the leading player in the European printing industry and is expected to take place by the end of 2007. The Company and its subsidiaries have agreed to provide certain transitional and procurement services to RSQ until the end of 2008 in order to ensure the smooth transfer of Quebecor World Europe (“QWE”) and its business from the Company to RSQ.

The transaction is a key element of the Company’s 5-Point Transformation Plan and is expected to deliver several significant benefits to our shareholders. We believe that the sale/merger will improve our balance sheet and will provide additional financial flexibility and strategic options with a view to creating further shareholder value. We also believe that it will enable us to strategically reposition our Company to focus on growing earnings within our core business in the Americas. In addition, we believe that retaining an investment in RSQ may present an upside opportunity, as Quebecor World will help facilitate the consolidation of the European print industry and the creation of the leading printer in Europe, which should benefit our customers, employees and shareholders going forward. Quebecor World and RSQ will also work together in the future to serve global customers.

RSDB is a leading European provider of high-value graphic printing services based in Hilversum, The Netherlands. RSDB’s principal business, Print Productions, produces full service gravure and offset printing material, with seven printing facilities in The Netherlands and one printing facility in Hungary, supported by sales offices in seven European countries. RSDB’s Marketing Communications business focuses on marketing communications solutions and customer management processes.

Pursuant to the terms of the Share Purchase Agreement, RSDB will assume QWE’s pension, legal and other liabilities, subject to restrictions in accordance with the terms of such agreement.

In the event that the transaction is not completed as a result of a default by one party (other than as a result of a failure to satisfy the conditions precedent or under other limited circumstances), the defaulting party is obliged to pay the other party a break fee of €15 million (U.S.$21 million).

Upon completion of the transaction, the Supervisory Board of RSQ will be comprised of five directors. Two of the five members of the Supervisory Board will be nominated by the Company. Resolutions of the Supervisory Board are, in

general, adopted by an absolute majority. However upon completion of the transaction, the Company and RSDB have agreed that certain predefined corporate decisions relating to important strategic matters, such as decisions relating to mergers and acquisitions, the issuance of new shares and a change in the dividend policy, will require a four out of five majority vote.

While RSDB’s current Chief Executive Officer, John Caris, will lead RSQ, QWE’s experienced senior management team will continue to run the operations in each European country from which it currently operates. The key members of QWE’s existing senior management team have indicated their support for the transaction and their continued involvement with the combined business. Their local expertise will be a valuable asset of the resulting merged company.

The following table provides certain summary financial information relating to the European operations:

     Summary of European operations

Nine months ended
September 30, 2007
(in millions of U.S. dollars)

Revenues	$736.7
Net loss before income taxes	(339.3)
Net loss	(326.7)

     Summary of assets and liabilities sold

September 30, 2007
(in millions of U.S. dollars)

Assets sold:
Cash and cash equivalents	$11.2
Non-cash operating working capital	124.9
Property, plant and equipment	468.5
Other assets	17.1
Liabilities sold:
Other liabilities	26.8
Future income taxes	10.7

Net assets	$584.2

Financial Results for the period ended September 30, 2007

On November 7, 2007, the Company announced its financial results for the period ended September 30, 2007. The Company’s consolidated revenues for the third quarter of 2007 were U.S.$1.41 billion, an 8.5% decrease when compared to U.S.$1.55 billion for the same period in 2006. Excluding the impact of currency translation, revenues were U.S.$1.38 billion for the quarter, down 10.8% compared to the third quarter of 2006. The decrease in revenues resulted mostly from lower paper sales, but also from reduced volume mostly caused by plant closures and temporary restructuring dislocations as well as continued price pressures.

For the nine months ended September 30, 2007, the Company’s consolidated revenues were U.S.$4.17 billion, a 6.7% decrease when compared to U.S.$4.47 billion for the same period in 2006. Excluding the impact of currency translation, revenues were U.S.$4.09 billion for the nine months ended September 30, 2007, down 8.5% compared to the same period in 2006. The decrease in revenues resulted from lower paper sales as well as reduced volume mostly caused by temporary restructuring dislocations and plant closures as well as continued price pressures.

Overall, the Company’s operating income was lower in the third quarter and the nine months ended September 30, 2007 when compared to the same periods in 2006. A significant portion of the shortfall was attributable to the Company’s European segment which faced challenging market conditions including excess capacity that is having an ongoing negative impact on prices. The Company’s operations in 2007 were also negatively impacted by the depreciation of the U.S. dollar against most major currencies. However, the recently retooled Magazine and Book Groups in North America continued to show improved results year-over-year in 2007. The results for the first nine months of 2007 incorporated specific charges that are non-recurring in nature, including a significant loss on the disposal of the Lille facility in France in the first quarter. These charges are discussed in the “Financial Review” section of the Company’s Management Discussion and Analysis for the period ended September 30, 2007, incorporated by reference in this Prospectus. Management believes that the successful implementation of the Company’s 5-Point Transformation Plan as well as the sale/merger of its European operations will promote long-term earnings growth and create more value for the Company’s customers, people and shareholders.

Impairment of goodwill and long-lived assets

The Company completed its annual goodwill impairment testing in the third quarter of 2007. Taking into account financial information such as the sale/merger of its European operations (see above “—Agreement with Roto Smeets De Boer NV relating to European Operations”), management determined that the carrying value of goodwill for its European reporting unit was not recoverable and that the resulting impairment of such goodwill amounted to its entire carrying value of U.S.$166.0 million at September 30, 2007. Quebecor World also concluded that the goodwill for its North America and Latin America segments was fully recoverable and it will continue to monitor these segments for indicators of potential impairment.

For the three-month period ended September 30, 2007, Quebecor World also recorded a U.S.$128.0 million impairment charge on long-lived assets in North America and Europe principally applied to machinery and equipment. This charge was a result of impairment tests being triggered in North America, because of the retooling plan and the relocation of existing presses into fewer, but larger and more efficient facilities. As part of the 5-Point Transformation Plan, the Company is continuously seeking to re-evaluate the future efficiency of its retooled network and make the necessary adjustments to its strategic plans. In Europe, the impairment test was triggered as a result of the entering into of a definitive agreement for the sale/merger of QWE with RSDB.

The Company may be required to take additional goodwill impairment charges and additional write-downs on the value of its long-lived assets and, in such event, its financial results could be affected. However, in the event this were to occur, it would not be expected to have any negative impact on the Company’s covenants.

Outlook

The Company continues to experience a number of challenges and expects to continue to face difficult and highly competitive market conditions. In response, the Company is continuing to implement over time its 5-Point Transformation Plan. The Company believes that it is making progress on all five points within the transformation plan, in order to deliver on its targeted benefits. These benefits are expected to be U.S.$100 million in reduced costs and higher efficiencies from the Great Execution initiative, and U.S.$300 million in new revenues from the Customer Value initiative, both targeted annual run rates to be achieved by the end of 2008.

Given the substantial amount of investment during the last three years as part of the retooling program and the fact that the European operations will no longer be consolidated (see above “—Agreement with Roto Smeets De Boer NV relating to European Operations”), additions to property, plant and equipment are expected to be in the range of U.S.$100 to U.S.$150 million per year for the next two years. The normalized longer term level is expected to be in the range of U.S.$150 to U.S.$200 million per year.

REFINANCING PLAN

Our refinancing plan is comprised of: (i) this Offering to the public in Canada and the United States of our Subordinate Voting Shares and the issuance of a combination of Multiple Voting Shares and Subordinate Voting Shares on a private placement or exempt distribution basis to our controlling shareholder, Quebecor Inc., pursuant to which it is presently contemplated that the Company would receive, in the aggregate, approximately $242 million of net proceeds ($269 million if the over-allotment option granted to the underwriters involved in this Offering is exercised in full) (collectively, the “Equity Financing”); (ii) the concurrent offering of notes to be effected on a private placement basis in an aggregate principal amount of approximately U.S.$400 million (the “Concurrent Senior Note Offering”); (iii) the concurrent offering of convertible debentures, to be effected on a private placement basis, which debentures will be convertible into our Subordinate Voting Shares, in an aggregate principal amount of approximately U.S.$100 million (the “Concurrent Convertible Debenture Offering”) and (iv) the amendment of our credit facilities, pursuant to which the commitment of our syndicate of lenders would be reduced to U.S.$375 million, we would repay significant amounts currently drawn under our credit facilities, the maturity of such facilities would be extended by one year to January 2010 and we would be provided with greater financial flexibility under our covenants (collectively, the “Concurrent Credit Facilities Amendment”). We have also announced our intention to redeem all 7,000,000 of our issued and outstanding Series 5 Cumulative Redeemable First Preferred Shares, conditional upon the completion of each of the other elements of our Refinancing Plan and subject to re-confirmation by our Board of Directors, for an aggregate amount of $175 million plus accrued and unpaid dividends. In this Prospectus, we refer to the Equity Financing, the Concurrent Senior Note Offering, the Concurrent Convertible Debenture Offering, the Concurrent Credit Facilities Amendment and the proposed redemption of our Series 5 Cumulative Redeemable First Preferred Shares, collectively, as our “Refinancing Plan.” The Equity Financing, the Concurrent Senior Note Offering and the Concurrent Convertible Debenture Offering are conditional upon one another. The Concurrent Credit Facilities Amendment is conditional upon the completion of the Equity Financing, the Concurrent Senior Note Offering and the Concurrent Convertible Debenture Offering. The proposed redemption of our Series 5 Cumulative Redeemable First Preferred Shares is conditional upon the completion of each of the other elements of our Refinancing Plan and subject to re-confirmation by our Board of Directors. See also “Use of Proceeds” and “Consolidated Capitalization”. Neither the notes offered under the Concurrent Senior Note Offering nor the convertible debentures offered under the Concurrent Convertible Debenture Offering have been registered nor are they being registered at this time under the United States Securities Act of 1933, as amended (the “Securities Act”) or any state securities laws. Accordingly, such notes and debentures are being offered and sold only to “qualified institutional buyers” in accordance with Rule 144A under the Securities Act and outside the United States in accordance with Regulation S under the Securities Act. This Prospectus is not an offer of either the notes or the convertible debentures for sale or a solicitation of an offer to buy the notes or the convertible debentures.

RELATIONSHIP TO QUEBECOR INC.

Quebecor World is a publicly traded subsidiary of Quebecor Inc. Quebecor Inc.’s other significant direct subsidiary is Quebecor Media Inc. (“Quebecor Media”), whose principal holdings include Sun Media Corporation, Videotron Ltd. and TVA Group Inc. As of September 30, 2007, Quebecor Inc. held slightly less than 47.0 million of our issued and outstanding Multiple Voting Shares and none of our issued and outstanding Subordinate Voting Shares. All of our shares have an equal economic interest. Each of our Subordinate Voting Shares carries the right to one vote and each of our Multiple Voting Shares carries the right to ten votes. Therefore, as of September 30, 2007, Quebecor Inc. controlled 35.5% and 84.5% of the outstanding equity and voting interests, respectively, in the Company, although Quebecor Inc. has issued and outstanding debentures that are exchangeable for an aggregate of 12,500,000 of our subordinate voting shares (the “exchangeable debentures”). Consequently, assuming the exchange of all outstanding exchangeable debentures, Quebecor Inc.’s non-monetized economic interest in the Company represents 26.1% of all issued and outstanding Multiple Voting Shares and Subordinate Voting Shares. It is presently contemplated that Quebecor Inc. would participate in the Equity Financing on a private placement or exempt distribution basis and that it would not participate in the Concurrent Convertible Debenture Offering. See “Refinancing Plan” and “Purchase by Quebecor Inc.” It is currently anticipated that neither Quebecor Inc.’s non-monetized economic interest in the Company nor its voting interest in the Company will materially change immediately following the Equity Financing.

PURCHASE BY QUEBECOR INC.

In order to maintain its current non-monetized economic interest in the Company (see “Relationship to Quebecor Inc.”), Quebecor Inc. has indicated an intention to purchase    ●     Multiple Voting Shares (representing 28.4% of the total number of shares to be purchased by Quebecor Inc.) in accordance with the terms of our share capital (see “Description of Share Capital—Subscription Right”) and    ●     Subordinate Voting Shares (representing 71.6% of the total number of shares to be purchased by Quebecor Inc.) concurrently with the purchase by the Underwriters of the Subordinate Voting Shares offered hereby, at the price at which the Subordinate Voting Shares are offered to the public. The distribution of Multiple Voting Shares and Subordinate Voting Shares to Quebecor Inc. will be effected on a private placement or exempt distribution basis pursuant to exemptions from the dealer registration and prospectus requirements under Canadian securities laws. Quebecor Inc. has advised us that it does not intend to purchase any further Multiple Voting Shares or Subordinate Voting Shares in the event the Over-Allotment Option is exercised. No commission will be paid to the Underwriters with respect to the Multiple Voting Shares and Subordinate Voting Shares which would be sold to Quebecor Inc.

SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth a summary of certain of our historical consolidated financial data for the dates and periods indicated and should be read in conjunction with our consolidated financial statements and related notes and our Annual Management’s Discussion and Analysis and our Interim Management’s Discussion and Analysis incorporated by reference in this Prospectus.

Our audited annual consolidated financial statements incorporated by reference in this Prospectus are comprised of balance sheets as at December 31, 2005 and 2006 and statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. Certain comparative figures for the years ended December 31, 2005 and 2004 have been restated to conform to the 2006 presentation. The consolidated balance sheet data as at December 31, 2004 have been derived from our audited consolidated balance sheet not incorporated by reference in this Prospectus.

Our unaudited interim consolidated financial statements incorporated by reference in this Prospectus are comprised of a balance sheet as at September 30, 2007 and statements of income, retained earnings and cash flows for each of the nine-month periods ended September 30, 2006 and 2007. In the opinion of management, our unaudited interim consolidated financial statements for the nine months ended September 30, 2006 and 2007 include all adjustments (consisting solely of normal recurring adjustments) necessary to present fairly the financial results for such periods. Interim results are not necessarily indicative of the results that may be expected for any other interim period or for a full year.

Our historical results are not necessarily indicative of our future financial condition or results of operations.

We prepare our consolidated financial statements in accordance with Canadian GAAP, which differ from U.S. GAAP. You should refer to note 25 to our audited consolidated financial statements incorporated by reference in this Prospectus and the additional disclosures filed with the SEC related to the reconciliation to U.S. GAAP with respect to our audited annual consolidated financial statements incorporated by reference in this Prospectus and the reconciliation to U.S. GAAP with respect to our unaudited interim consolidated financial statements incorporated by reference in this Prospectus for a description of the principal differences between Canadian GAAP and U.S. GAAP as they relate to our consolidated balance sheets as at December 31, 2005 and 2006 and our unaudited consolidated balance sheets as at September 30, 2007 and our consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006 and our statements of income, retained earnings and cash flows for each of the nine-month periods ended September 30, 2006 and 2007.

Our functional currency is the Canadian dollar, and our reporting currency is the U.S. dollar.

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004(1)	2005	2006	2006(7)	2007(7)
				(unaudited)
	(in millions of U.S. dollars)

Consolidated Statements of Income:
Operating revenues	$6,339.5	$6,283.3	$6,086.3	$4,465.9	$4,168.1
Operating expenses:
Cost of sales	5,097.5	5,201.0	5,111.4	3,757.0	3,489.5
Selling, general and administrative	431.5	392.5	391.6	293.4	329.1
Securitization fees	14.5	23.8	31.0	22.6	21.6
Depreciation and amortization	324.9	304.2	308.6	223.4	226.9
Loss on business disposals	—	4.3	2.2	2.2	12.7
Impairment of assets, restructuring and other charges (IAROC)	115.6	94.2	111.3	65.1	198.2
Goodwill impairment charge	—	243.0	—	—	166.0

Total operating expenses	5,984.0	6,263.0	5,956.1	4,363.7	4,444.0

Operating income (loss)	355.5	20.3	130.2	102.2	(275.9)
Financial expenses(2)	133.1	119.0	134.2	94.8	182.3
Dividends on preferred shares classified as liability	—	—	—	—	5.7

Net Income (loss) from continuing operations before income taxes	222.4	(98.7)	(4.0)	7.4	(463.9)
Income taxes (recovery)	77.0	50.4	(35.4)	(12.0)	(89.3)
Minority interest	5.5	(0.3)	0.8	0.4	(0.3)

Net income (loss) from continuing operations	139.9	(148.8)	30.6	19.0	(374.3)
Net income (loss) from discontinued operations (net of tax)	3.8	(13.8)	(2.3)	(2.1)	—

Net income (loss)	$143.7	$(162.6)	$28.3	$16.9	$(374.3)

Other financial data:
EBITDA(3)	$706.6	$351.5	$468.6	$344.6	$(32.6)
Adjusted EBITDA(3)	822.2	688.7	579.9	409.7	331.6
Capital expenditures	132.6	394.0	313.8	219.0	197.2

Cash flow data:(4)
Cash provided by operating activities	$487.8	$469.5	$236.0	$205.8	$133.5
Cash used in investing activities	(187.1)	(274.6)	(217.9)	(196.5)	(138.5)
Cash (used in) provided by financing activities	(205.8)	(250.9)	0.7	14.1	64.3

Consolidated balance sheet data (at period end):(4)
Cash and cash equivalents	$51.8	$18.3	$17.8	$25.0	$35.4
Restricted cash	7.0	33.1	48.1	48.1	54.9
Property, plant and equipment, net	2,373.6	2,295.9	2,287.4	2,327.2	2,096.6
Total assets	6,265.3	5,700.4	5,823.4	5,916.2	5,554.9
Total financial liabilities(5)	2,262.1	2,177.5	2,282.6	2,295.2	2,460.5
Shareholders’ equity(6)	2,268.8	1,896.4	1,882.2	1,846.5	1,414.2

(1)	Our annual reporting period usually lasts 52 weeks. Every five or six years, our annual reporting period lasts 53 weeks, as was the case for the financial year ended December 31, 2004. The additional week has an impact on the comparison of our 2004 results with those from 2005 and 2006.

(2)	Financial expenses exclude fees under our accounts receivable securitization programs.

(3)	We define EBITDA as operating income plus depreciation of property, plant and equipment and amortization of other assets from continuing operations. We define Adjusted EBITDA as EBITDA (as defined above) plus impairment of assets, restructuring and other charges (“IAROC”) and goodwill impairment charge. For a discussion of IAROC, see “Impairment of Assets and Restructuring Initiatives” in our Annual Management’s Discussion and Analysis

incorporated by reference in this Prospectus and “Impairment of Assets and Restructuring Initiatives” in our Interim Management’s Discussion and Analysis incorporated by reference in this Prospectus. EBITDA and Adjusted EBITDA as defined above are not measures of operating performance or liquidity under Canadian GAAP or U.S. GAAP. They are not intended to be regarded as alternatives to other financial operating performance measures or to the statement of cash flows as a measure of liquidity. They are not intended to represent funds available for debt service, dividends, reinvestment or other discretionary uses, and they should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. EBITDA and Adjusted EBITDA are included in this Prospectus because we believe they are meaningful measures of our performance. Our definition of EBITDA may not be identical to similarly titled measures reported by other companies. Our EBITDA and Adjusted EBITDA are calculated from and reconciled to our operating income, the most directly comparable GAAP measure, as follows:

				Nine Months Ended
	Year Ended December 31,			September 30,
	2004	2005	2006	2006(7)	2007(7)
	(in millions of U.S. dollars)

Operating income	$355.5	$20.3	$130.2	$102.2	$(275.9)
Depreciation of property, plant and equipment	334.5	308.1	308.4	223.2	226.9
Amortization of other assets	27.0	27.3	30.0	19.2	16.4
Less depreciation and amortization from discontinued operations	(10.4)	(4.2)	—	—	—

EBITDA	$706.6	$351.5	$468.6	$344.6	$(32.6)
IAROC	115.6	94.2	111.3	65.1	198.2
Goodwill impairment charge	—	243.0	—	—	166.0

Adjusted EBITDA	$822.2	$688.7	$579.9	$409.7	$331.6

(4)	Cash flow and balance sheet data do not exclude amounts related to discontinued operations described in note 5 to our audited annual consolidated financial statements incorporated by reference in this Prospectus.

(5)	Total financial liabilities consists of long-term debt (including current maturities of long-term debt), convertible notes and preferred shares classified as liability, but does not include amounts outstanding related to our accounts receivable sold under our securitization programs.

(6)	In the second quarter of 2007, the Company reclassified its Series 5 Cumulative Redeemable First Preferred Shares in the amount of U.S.$150.2 million as at December 31, 2006 from capital stock (U.S.$113.9 million) and accumulated other comprehensive income (U.S.$36.3 million) to preferred shares classified as liability in the balance sheet, to conform with accounting standards related to such financial instruments (CICA Handbook Section 3861). Dividends on these shares are now presented in the consolidated statement of income as dividends on preferred shares classified as liability. Consequently, shareholders’ equity as at December 31, 2006 of U.S.$2,032.4 million as it appears on the balance sheet included in our audited annual financial statements has been revised to U.S.$1,882.2 million as it appeared on the balance sheet included in our unaudited interim consolidated financial statements each incorporated by reference in this Prospectus. Comparative figures have been reclassified to conform to this presentation.

(7)	The Company adopted new accounting policies related to financial instruments. See Note 2 of the interim financial statements for the nine month period ended September 30, 2007.

USE OF PROCEEDS

We estimate that the proceeds from this Offering, net of commissions and expenses, will be approximately $178.1 million (excluding the proceeds from the private placement of Multiple Voting Shares and Subordinate Voting Shares to Quebecor Inc.). We will use the net proceeds of the Equity Financing, the Concurrent Senior Note Offering and the Concurrent Convertible Debenture Offering to repay indebtedness under our revolving credit facilities and lines of credit. In addition, we intend to use the remaining net proceeds of the Equity Financing to redeem our Series 5 Cumulative Redeemable First Preferred Shares, which redemption is conditional upon completion of each of the other elements of our

Refinancing Plan and subject to re-confirmation by our Board of Directors. The balance of the net proceeds, if any, will be used for general corporate purposes, including for the repayment of additional indebtedness. See also “Refinancing Plan” and “Consolidated Capitalization.”

CONSOLIDATED CAPITALIZATION

The following table sets forth the cash and cash equivalents and consolidated capitalization of Quebecor World, as at September 30, 2007 (i) on an actual basis, (ii) as adjusted to give effect to the repurchase by us on October 29, 2007 of all of the Notes and (iii) as further adjusted to give effect to our Refinancing Plan, including the Equity Financing (assuming the over-allotment option is not exercised), the Concurrent Senior Note Offering, the Concurrent Convertible Debenture Offering and the use of net proceeds therefrom as described in “Use of Proceeds,” including the proposed redemption of our Series 5 Cumulative Redeemable First Preferred Shares. For purposes of “Use of Proceeds” and “Consolidated Capitalization,” we have assumed that the aggregate principal amount of the notes to be issued under the Concurrent Senior Note Offering and the convertible debentures to be issued under the Concurrent Convertible Debenture Offering will be U.S.$400 and U.S.$100 million, respectively. This table should be read in conjunction with our unaudited consolidated financial statements for the nine months ended September 30, 2007 and the related notes and our Interim Management’s Discussion and Analysis for such period, which are incorporated by reference in this Prospectus.

	As at September 30, 2007
	Actual	As Adjusted	As Further Adjusted
	(U.S. dollars in millions, unaudited)

Cash and cash equivalents(1)	$35.4	$35.4	$18.0

Debt (including current portion):
Revolving bank facility and other short-term lines(2)(3)	$277.1	$646.7	$71.3
4.875% senior notes due 2008	199.9	199.9	199.9
8.42% senior notes due 2010	189.7	—	—
8.52% senior notes due 2012	70.3	—	—
6.125% senior notes due 2013	398.2	398.2	398.2
8.54% senior notes due 2015	68.8	—	—
9 3/4% senior notes due 2015	400.0	400.0	400.0
Notes offered under the Concurrent Senior Note Offering	—	—	400.0
8 3/4% senior notes due 2016	450.0	450.0	450.0
8.69% senior notes due 2020	40.8	—	—
6 1/2% senior debentures due 2027	3.2	3.2	3.2
Convertible notes offered under the Concurrent Convertible Debenture Offering(4)	—	—	84.2
Equipment financing credit facility due 2015	156.9	156.9	156.9
Other debts(5)	47.7	47.7	47.7

Sub-total long-term debt	2,302.6	2,302.6	2,211.4
Change in fair value of debts for hedged interest risk	1.4	1.4	1.4
Adjustment related to embedded derivatives	6.9	6.9	6.9
Financing fees, net of amortization	(26.3)	(25.8)	(35.0)

Total long-term debt including current portion	2,284.6	2,285.1	2,184.7

Preferred shares classified as liability(4)(6)	175.9	175.9	—
Shareholders’ equity(6)	1,414.2	1,413.7	1,672.6

Total capitalization	$3,874.7	$3,874.7	$3,857.3

(1)	Cash and cash equivalents, as adjusted, assumes that expenses of U.S.$17.4 million estimated to be incurred in connection with the Equity Financing, the Concurrent Senior Note Offering and the Concurrent Convertible Debenture Offering are paid out of cash.

(2)	We anticipate entering into the Concurrent Credit Facilities Amendment concurrently with the closings of each of the Concurrent Senior Note Offering, the Concurrent Convertible Debenture Offering and the Equity Financing. See “Refinancing Plan.”

(3)	The aggregate amount of our Series 5 Cumulative Redeemable First Preferred Shares, our Multiple Voting Shares and our Subordinate Voting Shares issuable pursuant to the Equity Financing and the application of the net proceeds therefrom have been converted from Canadian dollars to U.S. dollars at the Bank of Canada’s closing rate of exchange on September 28, 2007 of Cdn$0.9948 = U.S.$1.00.

(4)	Under Canadian GAAP, the convertible debentures will be recorded as a compound instrument, with a portion allocated to debt and a portion allocated to equity. The final value ascribed to each component is subject to change based on the final terms of the convertible debentures and final valuation of the components. The value allocated to shareholders’ equity is estimated to be $15.8 million and the value allocated to the financial liability is estimated to be $84.2 million. Under U.S. GAAP, upon issuance, the convertible debentures will be treated as a liability in their entirety.

(5)	Other debts consist of capital leases on our fixed assets with various expiration dates.

(6)	The proposed redemption of our Series 5 Cumulative Redeemable First Preferred Shares is conditional upon completion of each of the other elements of our Refinancing Plan and is subject to re-confirmation by our Board of Directors.

There has been no material change in our share capital or loan capital structure since September 30, 2007, except for the redemption of the Notes (described under “Business Strategy—Balance Sheet”). On December 1, 2007, the holders of Series 3 Preferred Shares will have the right, subject to certain conditions, to convert all or any number of such shares back into Series 2 Preferred Shares. See “Description of Share Capital”.

DESCRIPTION OF SHARE CAPITAL

The authorized share capital of the Company consists of an unlimited number of Multiple Voting Shares, without par value, an unlimited number of Subordinate Voting Shares, without par value, and an unlimited number of first preferred shares, issuable in series, without par value (the “Preferred Shares”). As at October 29, 2007, 46,987,120 Multiple Voting Shares, 85,078,728 Subordinate Voting Shares and 19,000,000 Preferred Shares, comprised of 12,000,000 Series 3 Cumulative Redeemable First Preferred Shares (the “Series 3 Preferred Shares”), and 7,000,000 Series 5 Cumulative Redeemable First Preferred Shares (the “Series 5 Preferred Shares”), were issued and outstanding. As of such date, there were no Series 2 Cumulative Redeemable First Preferred Shares (the “Series 2 Preferred Shares”) and no Series 4 Cumulative Redeemable First Preferred Shares (the “Series 4 Preferred Shares”) issued and outstanding. The Multiple Voting Shares are not publicly traded. The following summarizes the material provisions of our share capital.

Equity Shares

Except as described herein, the Multiple Voting Shares and the Subordinate Voting Shares shall have the same rights, shall be equal in all respects and shall be treated as if they were shares of one class only.

Rank

The Equity Shares rank junior to the First Preferred Shares with respect to the payment of dividends, return of capital and distribution of assets in the event of liquidation, dissolution or winding up of the Company.

Dividends

The holders of outstanding Equity Shares are entitled to receive dividends on a share-for-share basis out of assets legally available therefor at such times and in such amounts as our Board of Directors may from time to time determine without preference or distinction among or between the Multiple Voting Shares and Subordinate Voting Shares.

Voting Rights

The Subordinate Voting Shares carry one vote per share while the Multiple Voting Shares carry ten votes per share. There is no cumulative voting. The holders of Subordinate Voting Shares and the holders of Multiple Voting Shares shall be entitled to receive notice of any meeting of shareholders of the Company and to attend and vote thereat as a single class on all matters to be voted on by our shareholders, except a meeting where only the holders of shares of one class or of a particular series are entitled to vote separately.

Conversion

Each outstanding Multiple Voting Shares may at any time, at the option of the holder, be converted into one Subordinate Voting Share. The Subordinate Voting Shares cannot be converted into any other class of Equity Shares.

Subscription Right

In the event of any distribution or issuance (a “Distribution”) of our voting shares (other than Multiple Voting Shares, Subordinate Voting Shares issued upon the conversion of Multiple Voting Shares and voting shares issued pursuant to the exercise of a privilege attached to any security of the Company issued prior to the Distribution (the “Voting Shares”) or of securities convertible or exchangeable into Voting Shares or giving the right to acquire Voting Shares (other than options or plans to purchase Voting Shares or any other securities of the Company in favour of the management or employees of the Company) (the “Securities”)), we shall issue to the holder(s) of Multiple Voting Shares rights to subscribe for that number of Multiple Voting Shares, or, as the case may be, for securities convertible or exchangeable or giving the right to acquire, on the same terms and conditions (except for the underlying securities which shall be Multiple Voting Shares) as those stipulated in the Securities, that number of Multiple Voting Shares, respectively, which carry, in the aggregate, a number of voting rights equal to the number of voting rights attached to the Voting Shares to be issued or distributed or, in the case of a Distribution of Securities, to the number of voting rights attached to the Voting Shares underlying the Securities to be issued or distributed (the “Rights to subscribe”).

The Rights to subscribe shall be issued to the holder(s) of Multiple Voting Shares in a proportion equal to their respective holdings of Multiple Voting Shares and shall be issued concurrently with the resolution of our Board of Directors authorizing the Distribution of such Multiple Voting Shares or Securities. The securities underlying such Rights to subscribe shall be issued and must be paid concurrently with the Distribution and payment to us of such Voting Shares or Securities, at the lowest price permitted by the applicable securities and stock exchange regulations and subject (as to such price) to the prior consent of the exchanges but at a price not lower than (i) if such securities are Multiple Voting Shares, the price at which Subordinate Voting Shares are then being issued or distributed and (ii) if such securities are not Multiple Voting Shares, the price at which Securities are then being issued or distributed.

Further, in the event that the Voting Shares to be issued or distributed are not Subordinate Voting Shares, the Multiple Voting Shares shall be issued at the lowest price permitted by the applicable securities and stock exchange regulations and subject (as to such price) to the prior consent of the exchanges but at a price not lower than the higher of (A) the weighted average price of the transactions on the Subordinate Voting Shares on the TSX for the 20 trading days preceding the Distribution of such Voting Shares and (B) the weighted average price of transactions on the Subordinate Voting Shares on the TSX the day before the distribution of such Voting Shares.

The Rights to subscribe are transferable among holders of Multiple Voting Shares only, in any proportion deemed appropriate by such holders.

The privileges attached to the securities convertible or exchangeable or giving the right to acquire Multiple Voting Shares (the “Subscribed Securities”) issued pursuant to the Rights to subscribe shall only be exercised if and when the same privileges attached to the Securities issued or distributed concurrently with the Subscribed Securities are exercised and shall not result in the issuance of a number of Multiple Voting Shares which carry, in the aggregate, a number of voting rights greater than the number of voting rights attached to the Voting Shares issued as a result of the exercise by their holder(s) of the privileges attached to such Securities.

Subordinate Voting Shares have no pre-emptive or subscription rights to purchase any of our securities.

Liquidation Rights and Other Matters

The Equity Shares are not redeemable. Upon the liquidation, dissolution or winding-up of the Company, the holders of Equity Shares shall be entitled to participate equally, share-for-share, in the remaining property and assets of the Company available for distribution to the holders of Equity Shares.

Undertakings in Favour of Holders of Subordinate Voting Shares

Under applicable law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In compliance with the rules of the TSX, Quebecor Inc. has entered into an agreement (the “Trust Agreement”) with Fiducie Desjardins Inc. (the “Trustee”), Caisse de Dépôt et Placement du Québec (“Caisse”) and us pursuant to which Quebecor Inc. undertook not to sell, directly or indirectly, any Multiple Voting Shares owned by it pursuant to a take-over bid, as defined by applicable securities legislation, under circumstances where such securities legislation would have required that the same offer be made to holders of Subordinate Voting Shares, as if such holders were holders of Multiple Voting Shares. Under current rules, this would include a sale of Multiple Voting Shares by Quebecor Inc. at a price per share in excess of 115% of the market price of the Subordinate Voting Shares as determined under such legislation (generally the twenty-day average trading price of such shares prior to a bid). This undertaking does not apply if: (a) such sale is made pursuant to a partial offer to purchase Multiple Voting Shares made to all holders of Multiple Voting Shares and an offer with terms at least as favourable as the terms of the offer to purchase Multiple Voting Shares is made concurrently to all holders to purchase Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares, which offer has no condition attached other than the right not to take up and pay for the Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares, or (b) there is a concurrent unconditional offer, of which all its terms are at least as favourable to purchase all of the Subordinate Voting Shares at a price per share at least as high as the highest price per share paid in connection with the take-over bid for the Multiple Voting Shares.

The Trust Agreement permits, subject to compliance with applicable securities legislation, certain indirect sales resulting from the acquisition of shares of a corporation which, directly or indirectly, controls us, or controls or is controlled by Quebecor Inc. where (i) the transferor and transferee are each members of the “Péladeau Family” (except that any indirect sale within the “Péladeau Family”, other than to descendants in direct line will not be permitted) and (ii) no such transferee is a party to any agreement under which any other person would participate in the ownership of, or control or direction over more than 10% of the votes or 50% of the equity of such corporation, Quebecor Inc. or the Company. The term “Péladeau Family” means (i) Pierre Péladeau, (ii) his spouse, in fact or in law, (iii) any descendants of Pierre Péladeau born or to be born and their spouses in fact or in law, (iv) any trust constituted for the benefit primarily of Pierre Péladeau, his spouse, in fact or in law, his descendants, born or to be born and their spouses in fact or in law, and (v) any and all corporations where 90% of the votes attached to all outstanding Voting Shares and at least 50% of all outstanding equity shares are controlled by any one or more of the foregoing.

Under the Trust Agreement, a take-over bid for Quebecor Inc. is not deemed to be a take-over bid for Multiple Voting Shares for purposes of the Trust Agreement, if our total assets, as a result of the consolidation of our assets in the books of Quebecor Inc., are not greater than 80% of the total assets of Quebecor Inc. on a consolidated basis. The foregoing shall not be construed to limit any rights of the holders of Subordinate Voting Shares under applicable securities legislation. As at September 30, 2007, our total assets represented approximately 42.7% of the consolidated total assets of Quebecor Inc.

Although Caisse is a party thereto, the Trust Agreement provides that it will (i) apply to Caisse only on the date on which Quebecor Inc. shall cease to hold, directly or indirectly, at least 80% of the issued and outstanding Multiple Voting Shares and (ii) cease to apply to Caisse on the date on which Quebecor Inc. shall again hold 80% of the issued and outstanding Multiple Voting Shares. Accordingly, until such time as the Trust Agreement applies to Caisse pursuant to the foregoing, Caisse can, subject to compliance with applicable securities legislation, sell all of its shares in the Company to any party without triggering the application of the Trust Agreement, even if such sale constitutes a take-over bid for purposes of applicable securities legislation.

Under the Trust Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledge as security) or of securities convertible into Multiple Voting Shares by a holder of Multiple Voting Shares party to the agreement or any person or company which it controls (a “Disposition”) is conditional upon the transferee becoming a party to an agreement on substantially similar terms and conditions as are contained in the Trust Agreement. This provision of the

Trust Agreement will apply to Caisse immediately in the event of a Disposition by it of Multiple Voting Shares or securities convertible into Multiple Voting Shares that would result in Quebecor Inc. and Caisse owning in the aggregate less than 80% of the Multiple Voting Shares on a fully diluted basis. The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, shall not constitute a Disposition for purposes of the Trust Agreement.

The Trust Agreement provides that if a person or company carries out an indirect sale in respect of any Multiple Voting Shares in contravention of the Trust Agreement and, following such sale, such Multiple Voting Shares are still owned by Quebecor Inc., Quebecor Inc. shall neither from the time such sale becomes effective nor thereafter: (a) dispose of any of such Multiple Voting Shares or convert them into Subordinate Voting Shares, in either case without the prior written consent of the Trustee; or (b) exercise any voting rights attaching to such Multiple Voting Shares except in accordance with the written instructions of the Trustee. The Trustee may attach conditions to any consent the Trustee gives in exercising its rights and shall exercise such rights in the best interest of the holders of the Subordinate Voting Shares, other than Quebecor Inc. and holders who, in the opinion of the Trustee, participated directly or indirectly in the transaction that triggered the operation of this provision. Notwithstanding a sale of shares of Quebecor Inc. which constitutes an indirect sale of Multiple Voting Shares in contravention of the Trust Agreement, Quebecor Inc. shall have no liability under the Trust Agreement in respect of such sale, provided that Quebecor Inc. is in compliance with all other provisions of the Trust Agreement including, without limitation, the foregoing provision.

The Trust Agreement contains provisions for the authorization of action by the Trustee to enforce the rights thereunder on behalf of the holders of the Subordinate Voting Shares. The obligation of the Trustee to take such action will be conditional on the Company, a holder of Multiple Voting Shares alleged to be in default or holders of the Subordinate Voting Shares providing such funds and indemnity as the Trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the Trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Trust Agreement unless the Trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares after provision of reasonable funds and indemnity to the Trustee.

The Trust Agreement provides that it may not be amended, and no provision thereof may be waived, except with the approval of: (a) the holders of Multiple Voting Shares who are party to the Agreement; and (b) at least two-thirds of the votes cast by the holders of Subordinate Voting Shares present or represented at a meeting duly called for the purpose of considering such amendment or waiver, which two-thirds majority shall include a simple majority of the votes cast by holders of Subordinate Voting Shares excluding the holders of Multiple Voting Shares party to the agreement and their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms which would constitute a sale for purposes of the Trust Agreement other than as permitted thereby, prior to giving effect to such amendment or waiver.

No provision of the Trust Agreement shall limit the right of any holder of Subordinate Voting Shares under applicable securities legislation.

Preferred Shares

The Preferred Shares are issuable from time to time in one or more series. The Articles empower our Board of Directors to fix the number of Preferred Shares of each series and consideration per share, as well as the designation of any provisions attaching to each series of Preferred Shares (including dividends, redemption rights, voting rights and conversion rights, if any).

     Rank

The shares of each series of Preferred Shares will rank on a parity with the Preferred Shares of every other series and prior to all other shares of the Company, including the Multiple Voting Shares and the Subordinate Voting Shares, with respect to dividends, return of capital and distribution of assets in the event of the liquidation or dissolution of the Company or any other distribution of our assets among our shareholders for the purpose of winding up our affairs, whether voluntary or involuntary.

     Voting Rights

The holders of the Preferred Shares shall not be entitled to receive any notice of or attend any meeting of our shareholders and shall not be entitled to vote at any such meeting except to the extent otherwise provided in our Articles in respect of any series of Preferred Shares or when holders of Preferred Shares are required or entitled by the CBCA to vote together with holders of Multiple Voting Shares and Subordinate Voting Shares in circumstances such as an amalgamation or separately as a class in certain other circumstances provided under the CBCA. At any meeting of shareholders at which, notwithstanding the foregoing, the holders of Preferred Shares are required or entitled by law to vote separately as a class, each holder of Preferred Shares of any series thereof shall be entitled to cast, in respect of each such Preferred Share held, that number of votes which is equal to the quotient obtained by dividing the stated capital account maintained for all the outstanding Preferred Shares of such series by the number of such outstanding Preferred Shares.

Series 2 Preferred Shares

As of December 1, 2002, all Series 2 Preferred Shares issued and outstanding were converted on a one-for-one basis into Series 3 Preferred Shares. On December 1, 2007, the holders of Series 3 Preferred Shares will have the right, subject to certain conditions, to convert all or any number of such shares back into Series 2 Preferred Shares. From such date, the annual dividend on these shares will be a floating adjustable cumulative preferential cash dividend based on prime rate and payable on a monthly basis, if declared.

Series 3 Preferred Shares

Holders of the Series 3 Preferred Shares are entitled to a fixed cash dividend of 6.152% per annum for the five-year period commenced on December 1, 2002 and 6.130% per annum for the five-year period commencing on December 1, 2007. These preferred shares are redeemable, in whole or in part, at the Company’s option, on December 1, 2007.

Series 4 Preferred Shares

All of the issued and outstanding Series 4 Preferred Shares were redeemed by the Company on April 18, 2006.

Series 5 Preferred Shares

Holders of the Series 5 Preferred Shares are entitled to receive a Cumulative Fixed Dividend in the amount of $1.7250 per share per annum payable quarterly in the amount of $0.43125 per share, if declared. The Series 5 Preferred Shares may not be redeemed before December 1, 2007 but may be redeemed on and after that date by us at a price of $25.00 per share plus accrued and unpaid dividends. On and after December 1, 2007, the Series 5 Preferred Shares are convertible at our option into that number of Subordinate Voting Shares determined by dividing $25.00 together with accrued and unpaid dividends by the greater of $2.00 and 95% of the then current market price of the Subordinate Voting Shares. On and after March 1, 2008, the Series 5 Preferred Shares are convertible at the option of the holder on the 15th day of each of March, June, September and December of each year into that number of Subordinate Voting Shares determined by dividing $25.00 together with accrued and unpaid dividends by the greater of $2.00 and 95% of the then current market price of the Subordinate Voting Shares. We have announced our intention to redeem all 7,000,000 of our issued and outstanding Series 5 Preferred Shares, conditional upon the completion of each of the other elements of our Refinancing Plan for an aggregate amount of $175 million plus accrued and unpaid dividends. See “Refinancing Plan”.

Canadian Federal Income Tax Considerations for United States Resident Holders

In the opinion of Ogilvy Renault LLP, and Stikeman Elliott LLP, the following is a general summary of the principal Canadian federal income tax considerations generally applicable to a person who acquires Subordinate Voting Shares pursuant to this Offering and who, at all relevant times, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and the Canada-United States Income Tax Convention (1980) as amended (the “Treaty”), is a resident or deemed resident of the United States, is entitled to the benefits of the Treaty, is not (and is not deemed to be) a resident of Canada, does not have a “permanent establishment” in Canada deals at arm’s length and is not affiliated with the Company, owns less than 10% of the voting shares of the Company, does not use or hold (or will not use or hold) and is not deemed to use or hold the Subordinate Voting Shares in, or in the course of, carrying on a business or part of a business in Canada and is not a “registered non-resident insurer” or an “authorized foreign bank” within the meaning of the Tax Act and the regulations thereunder (a “U.S. Resident Holder”).

This summary is based upon the current provisions of the Tax Act, the regulations thereunder, all specific proposals to amend the Tax Act and the regulations publicly announced by the Minister of Finance of Canada prior to the date hereof (the “Proposals”) and counsel’s understanding of the current administrative practices published by the Canada Revenue Agency (the “CRA”). This summary does not otherwise take into account any changes in law, whether by legislative, governmental or judicial decision or action, nor does it take into account or consider any provincial territorial or foreign income tax considerations. There can be no guarantee that the Proposals will be enacted as proposed or, indeed, at all.

The current published policy of the CRA is that certain entities (including most limited liability companies (“LLC’s”)) that are treated as being fiscally transparent for United States federal income tax purposes do not qualify as residents of the United States and therefore are not entitled to relief from Canadian tax under the provisions of the Treaty. However, on September 21, 2007, Canada and the United States jointly released the fifth protocol revising the Treaty (the “Protocol”). Although not yet in force, the Protocol provides, inter alia, for the extension of treaty benefits to LLC’s in certain circumstances. Prospective investors should consult their own tax advisors to determine their entitlement to relief under the Treaty based on their particular circumstances.

The summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular investor. Accordingly, prospective investors are urged to consult their own tax advisors with respect to their particular circumstances.

Dividends on Subordinate Voting Shares

Dividends paid or credited or deemed under the Tax Act to be paid or credited to a U.S. Resident Holder on Subordinate Voting Shares generally will be subject to Canadian withholding tax at the rate of 15%.

Under the Treaty, dividends paid or credited to a U.S. Resident Holder that is a United States tax exempt organization as described in Article XXI of the Canada-U.S. Tax Treaty (other than dividends that constitute income from carrying on a trade or business) will generally not be subject to Canadian withholding tax although those entities may be subject to administrative procedures to confirm their eligibility for that exemption.

Disposition of Subordinate Voting Shares

Generally, a U.S. Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on the disposition of Subordinate Voting Shares provided that such shares do not constitute “taxable Canadian property” of the U.S. Resident Holder at the time of the disposition for purposes of the Tax Act. So long as the Subordinate Voting Shares are listed on the TSX, the NYSE or another “designated stock exchange” as defined in the Legislative Proposals and Explanatory Notes to Implement Remaining Budget 2007 Tax Measures dated October 2, 2007 (the “2007 Proposals”), the Subordinate Voting Shares will not generally constitute taxable Canadian property of a U.S. Resident Holder unless, at any time during the five-year period immediately preceding the disposition, the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length, or any combination thereof, owned 25% or more of the issued shares of any series or class of the capital stock of the Company. If the Subordinate Voting Shares are considered taxable Canadian property to a U.S. Resident Holder, the Treaty will generally exempt that U.S. Resident Holder from tax under the Tax Act in respect of a disposition of Subordinate Voting Shares provided the value of such shares is not derived principally from real property situated in Canada (as defined in the Treaty).

So long as the Subordinate Voting Shares are listed on the TSX, the NYSE or another “recognized stock exchange” (as defined in the 2007 Proposals), a U.S. Resident Holder who disposes of Subordinate Voting Shares that are taxable Canadian property will not be required to fulfill the requirements of section 116 of the Tax Act.

United States Federal Income Tax Considerations

This discussion describes the material United States federal income tax consequences of purchasing, owning and disposing of Subordinate Voting Shares. It applies only to U.S. holders that acquire their Subordinate Voting Shares in this Offering and hold their Subordinate Voting Shares as capital assets for tax purposes. This discussion is the opinion of Arnold & Porter LLP and insofar as it relates to matters of United States federal income tax law. This discussion does not apply to a U.S. holder that is a member of a special class of holders subject to special rules, including a dealer in securities, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, a tax-exempt organization, a bank, a life insurance company, a person liable for alternative minimum tax, a person that actually or constructively owns 10% or more of the voting stock of Quebecor Inc., a person that holds Subordinate Voting Shares as part of a straddle or a hedging, conversion or other integrated transaction, or a person whose functional currency is not the U.S. dollar. This section is based on the United States Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations, and published rulings and court decisions, all as currently in effect, as well as on the Treaty.

U.S. Treasury Circular 230 Notice

The tax discussion contained in this Prospectus was not intended or written to be used, and cannot be used, for the purpose of avoiding United States federal tax penalties. This discussion was written to support the promotion or marketing of the transactions or matters addressed in this Prospectus. You should seek advice based on your particular circumstances from an independent tax adviser.

As used herein, the term “U.S. holder” means a beneficial owner of Subordinate Voting Shares that is (a) an individual citizen or resident of the United States, (b) a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized in or under the laws of the United States or any political subdivision thereof, (c) an estate whose income is subject to United States federal income tax regardless of its source, or (d) a trust if either (i) it is eligible to elect and has validly elected to continue to be treated as a U.S. person under prior law or (ii) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust.

If a partnership owns the Subordinate Voting Shares, the tax treatment of a partner in the partnership will depend on the status of the partner and the activities of the partnership.

U.S. holders should consult their own tax advisors regarding the United States federal, state and local and the Canadian and other tax consequences of owning and disposing of Subordinate Voting Shares in their particular circumstances.

Taxation of Dividends

A U.S. holder must include in gross income the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits (as determined for United States federal income tax purposes). A U.S. holder must include any Canadian tax withheld from the dividend payment in this gross amount even though the U.S. holder does not in fact receive the amount withheld. Such a dividend is ordinary income that a U.S. holder must include in income when the U.S. holder receives the dividend, actually or constructively, and generally will be treated as income from sources outside the United States for foreign tax credit purposes (but generally classified as “passive” or, in some cases, “financial services” income for purposes of computing the foreign tax credit allowable to a U.S. holder). The dividend will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations. Dividends received by a non-corporate taxpayer, including an individual, during taxable years before 2011 may be entitled to a qualified dividends rate at a maximum rate of 15%, provided certain conditions are met. Distributions in excess of current and accumulated earnings and profits, as determined for United States federal income tax purposes, will be treated as a non-taxable return of capital to the extent of a U.S. holder’s basis in the Subordinate Voting Shares and thereafter as capital gain (which will generally be treated as income from sources within the United States for foreign tax credit limitation purposes). The amount of a distribution that a U.S. holder must include in income will be the U.S. dollar value of the payments made, determined at the spot Canadian dollar/U.S. dollar rate on the date the distribution is includible in income, regardless of whether the payment is in fact converted into U.S. dollars. Generally, any gain or loss resulting from currency exchange fluctuations during the period from the date the dividend payment is includible in the income of the U.S. holder to the date the payment is converted into U.S. dollars will be treated as ordinary income or loss. Such gain or loss generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. Subject to certain limitations, including certain minimum holding period requirements, the U.S. dollar value of any Canadian tax withheld from any distribution in accordance with the Treaty and paid over to Canada will be creditable against the U.S. holder’s United States federal income tax liability. Alternatively, a U.S. holder may claim a deduction for such amount of Canadian tax withheld.

Taxation of Sales or Other Dispositions

A U.S. holder that sells or otherwise disposes of Subordinate Voting Shares will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the U.S. dollar value of the amount realized and the U.S. holder’s tax basis, determined in U.S. dollars, in the Subordinate Voting Shares. Capital gain of a non-corporate U.S. holder that is recognized in taxable years prior to 2011 is generally taxed at a maximum rate of 15% where the property is held more than one year. The deductibility of capital losses is subject to limitations. The gain or loss will generally be income or loss from sources within the United States for foreign tax credit limitation purposes.

Backup Withholding and Information Reporting

In general, dividend payments, or other taxable distributions, made within the United States to a U.S. holder will be subject to information reporting requirements and backup withholding tax at the rate of 28% for taxable years prior to 2011 if the U.S. holder is a non-corporate U.S. person and the U.S. holder (i) fails to provide an accurate taxpayer identification number, (ii) has been notified by the Internal Revenue Service that the U.S. holder has failed to report all interest or dividends required to be shown on the U.S. holder’s federal income tax returns, or (iii) in certain circumstances, fails to comply with applicable certification requirements.

If a U.S. holder sells Subordinate Voting Shares to or through a U.S. office of a broker, the payment of the proceeds is subject to both U.S. backup withholding and information reporting unless the U.S. holder certifies that he or she is not a U.S. person, under penalties of perjury, or the U.S. holder otherwise establishes an exemption. If a U.S. holder sells Subordinate Voting Shares outside the United States through a non-U.S. office of a non-U.S. broker, and the sales proceeds are paid to U.S. holders outside the United States, then U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the United States, if the U.S. holder sells Subordinate Voting Shares through a non-U.S. office of a broker that (i) is a U.S. person, (ii) derives 50% or more of its gross income for a three-year period (as determined under Treasury regulations) from the conduct of a trade or business in the United States, (iii) is a “controlled foreign corporation” under the U.S. federal income tax law, or (iv) is a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons, as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership or at any time during its tax year the foreign partnership is engaged in a U.S. trade or business unless, in any of these cases, the broker has documentary evidence in its records that the U.S. holder is not a U.S. person and does not have actual knowledge that the U.S. holder is a U.S. person or the U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional tax but rather a U.S. holder generally may obtain a refund of any amounts withheld under the backup withholding rules that exceed the U.S. holder’s United States federal income tax liability by filing a refund claim with the United States Internal Revenue Service.

PLAN OF DISTRIBUTION

Under the underwriting agreement dated    ●    , 2007 (the “Underwriting Agreement”) among the Company and RBC Dominion Securities Inc., TD Securities Inc., Scotia Capital Inc., BMO Nesbitt Burns Inc., National Bank Financial Inc., BNP Paribas (Canada) Securities Inc. and J.P. Morgan Securities Inc. (collectively, the “Underwriters”), we have agreed to issue and sell and the Underwriters have agreed to purchase on    ●    , 2007, or such other date as may be agreed by us and the Underwriters, but in any event no later than    ●    , 2007    ●     of the Subordinate Voting Shares offered herein at a price of $    ●     per share, payable in cash to us against delivery. In consideration of their services under the Underwriting Agreement, we have agreed to pay the Underwriters an underwriters’ fee equal to $    ●     per Subordinate Voting Share issued and sold to the public. The Underwriters are offering Subordinate Voting Shares to the public subject to their acceptance of the shares from us and subject to prior sale. The Offering price of the Subordinate Voting Shares has been determined by negotiation between the Company and the Underwriters. The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Subordinate Voting Shares offered hereby to the public are subject to the approval of certain legal matters by their counsel and to certain other conditions. The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Subordinate Voting Shares offered hereby to the public if any such shares are taken.

The Underwriters propose initially to offer the Subordinate Voting Shares at the offering price set forth on the face page of this Prospectus. After the Subordinate Voting Shares are released for sale, after the Underwriters have made a reasonable effort to sell all of the Subordinate Voting Shares offered hereby to the public at the offering price specified herein, such offering price and other selling terms may from time to time be varied by the Underwriters. The Underwriters’ overall compensation will decrease by the amount by which the aggregate price paid for the Subordinate Voting Shares by the public is less than the gross proceeds paid by the Underwriters to us.

We have granted to the Underwriters an Over-Allotment Option, exercisable for a period ending 30 days after the Closing Date, to purchase up to an additional    ●     Subordinate Voting Shares at a price of $    ●     per Subordinate Voting Share to cover over-allotments, if any. If the Underwriters exercise the Over-Allotment Option in full, we will be obligated to issue and sell such Subordinate Voting Shares and will receive additional net proceeds of $    ●     after deducting fees to the Underwriters of $    ●    . This Prospectus also qualifies for distribution any Subordinate Voting Shares that are issued pursuant to the exercise of the Over-Allotment Option.

We have agreed in favour of the Underwriters, subject to certain exceptions, not to offer, issue, secure, pledge, sell, contract to sell, purchase or grant any option to purchase Equity Shares or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Equity Shares, or otherwise dispose of any Equity Shares or securities convertible into or exchangeable or exercisable for Equity Shares other than the sale of the Subordinate Voting Shares pursuant to the exercise of the Over-Allotment Option described above for a period of 90 days after the date of completion of the Offering without the prior written consent of the Underwriters, which consent shall not be unreasonably withheld.

The Offering is being made concurrently in all provinces of Canada and in the United States pursuant to the MJDS implemented by the securities regulatory authorities in Canada and in the United States.

Pursuant to applicable securities laws and the universal market integrity rules (“UMIR”) of Market Regulation Services Inc., the Underwriters may not, throughout the period of distribution under this Prospectus, bid for or purchase Subordinate Voting Shares. The foregoing restriction is subject to certain exceptions, including a bid or purchase permitted under the rules of the TSX relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution, provided that the bid or purchase is not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, the Subordinate Voting Shares. Pursuant to the first-mentioned exception, in connection with this Offering the Underwriters may over-allot or effect transactions that stabilize or maintain the market price of the Subordinate Voting Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time.

In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Subordinate Voting Shares in accordance with Regulation M of the United States Securities Exchange Act of 1934, as amended. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of Subordinate Voting Shares in excess of the number of shares to be purchased by the Underwriters in the Offering, which creates a syndicate short position. The Underwriters may close out any short position by purchasing Subordinate Voting Shares in the open market. A short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the Offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

We have applied to list the Subordinate Voting Shares distributed under this Prospectus on both the TSX and the NYSE. Listing will be subject to our fulfillment of all of the listing requirements of the TSX and the NYSE.

In the Underwriting Agreement, the Company has agreed to indemnify the Underwriters against certain liabilities that may be incurred in connection with the Offering, including liabilities under Canadian securities legislation and the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

All of the Underwriters are subsidiaries of banks that have extended, directly or indirectly, revolving credit facilities and/or lines of credit to the Company and certain of its affiliates. Accordingly, the Company may be considered a connected issuer of those Underwriters under applicable securities legislation. As at September 30, 2007, our aggregate current indebtedness under our revolving credit facilities and lines of credit was approximately U.S.$277.1 million. We believe we are in compliance with the terms of the agreements governing such indebtedness, as amended. A portion of our indebtedness to such banks is secured. The decision of each Underwriter to underwrite this Offering was made independently of the bank to which it is affiliated. Each of the Underwriters participated in the due diligence process related to the Offering.

If more than 10% of the net proceeds of the Offering will be received by members of the Financial Industry Regulatory Authority, or FINRA, participating in the Offering or affiliates or associated persons of such FINRA members, the Offering will be conducted in accordance with NASD Conduct Rule 2710(h). Pursuant to that rule, the appointment of a qualified independent underwriter is not necessary in connection with the Offering, as the Offering is of a class of equity securities for which a bona fide independent market exists as of the date of the filing of the registration statement of which this Prospectus forms a part and as of the effective date thereof.

RISK FACTORS

Please carefully consider the risks described below and the other information in this Prospectus (including the documents incorporated herein by reference) before investing in the Subordinate Voting Shares. The risks and uncertainties described below are not the only ones we may face. Additional risks and uncertainties that we are unaware of, or that we currently deem to be immaterial, may also become important factors that affect us. If any of the following risks actually occurs, our business, financial condition or results of operations could be materially adversely affected.

Risks Relating to Our Business

Our revenue is subject to cyclical and seasonal variations and prices of, and demand for, our printing services may fluctuate significantly based on factors outside of our control.

Our business is sensitive to general economic cycles and may be adversely affected by the cyclical nature of the markets served by us, as well as by local, regional, national and global economic conditions. The operations of our business are seasonal, with the majority of our historical operating income during the past five financial years being recognized in the third and fourth quarters of the financial year, primarily as a result of the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions. Within any year, this seasonality could adversely affect our cash flows and results of operations.

We are unable to predict market conditions and only have a limited ability to affect changes in market conditions for printing services. Pricing and demand for printing services have fluctuated significantly in the past and each have declined significantly in recent years. Prices and demand for printing services may continue to decline from current levels. Further increases in the supply of printing services or decreases in demand could cause prices to continue to decline, and prolonged periods of low prices, weak demand and/or excess supply could have a material adverse effect on our business growth, results of operations and liquidity.

We operate in a highly competitive industry.

The industry in which we operate is highly competitive. Competition is largely based on price, quality, range of services offered, distribution capabilities, customer service, availability of printing time on appropriate equipment and state-of-the-art technology. We compete for commercial business not only with large national printers, but also with smaller regional printers. In certain circumstances, due primarily to factors such as freight rates and customer preference for local services, printers with better access to certain regions of a given country may have a competitive advantage in such regions. Since 2001, the printing industry has experienced a reduction in demand for printed materials and excess capacity. Some of the industries that we service have been subject to consolidation efforts, leading to a smaller number of potential customers. Furthermore, if our smaller customers are consolidated with larger companies utilizing other printing companies, we could lose our customers to competing printing companies. Primarily as a result of this excess capacity and customer consolidation, there have been, and may continue to be, downward pricing pressures and increased competition in the printing industry. Any failure on our part to compete effectively in the markets served by us could have a material adverse effect on the results of our operations, financial condition or cash flows and could require us to change the way we conduct our business or reassess strategic alternatives involving our operations.

We will be required to make capital expenditures to maintain our facilities and may be required to make significant capital expenditures to remain technologically and economically competitive, which may significantly increase our costs or disrupt our operations.

Because production technologies continue to evolve, we must make capital expenditures to maintain our facilities and may be required to make significant capital expenditures to remain technologically and economically competitive. We may therefore be required to invest significant capital in improving production technologies. If we cannot obtain adequate capital or do not respond adequately to the need to integrate changing technologies in a timely manner, our operating results, financial condition or cash flows may be adversely affected.

The installation of new technology and equipment may also cause temporary disruption of operations and losses from operational inefficiencies. The impact on operational efficiency is affected by the length of the period of remediation.

A significant portion of our revenues is derived from long-term contracts with important customers, which may not be renewed on similar terms and conditions or may not be renewed at all. The failure to renew or be awarded such contracts could significantly adversely affect our operating results, financial condition and cash flows.

We derive a significant portion of our revenues from long-term contracts with important customers. If we are unable to renew such contracts on similar terms and conditions, or at all, or if we are not awarded new long-term contracts with important customers in the future, our operating results, financial condition and cash flows may be adversely affected.

We may be adversely affected by increases in our operating costs, including the cost and availability of raw materials and labor-related costs.

We use paper and ink as our primary raw materials. The price of such raw materials has been volatile over time and may cause significant fluctuations in our net sales and cost of sales. Although we use our purchasing power as one of the major buyers in the printing industry to obtain favorable prices, terms, quality control and service, we may nonetheless experience increases in the costs of our raw materials in the future, as prices in the overall paper and ink markets are beyond our control. In general, we have been able to pass along increases in the cost of paper and ink to many of our customers. If we are unable to continue to pass any price increases on to our customers, future increases in the price of paper and ink would adversely affect our margins and profits.

Due to the significance of paper in our business, we are dependent upon the availability of paper. In periods of high demand, certain paper grades have been in short supply, including grades we use in our business. In addition, during periods of tight supply, many paper producers allocate shipments of paper based upon historical purchase levels of customers. Although we generally have not experienced significant difficulty in obtaining adequate quantities of paper, unforeseen developments in the overall paper markets could result in a decrease in the supply of paper and could cause either or both of our revenues or profits to decline.

Labor represents a significant component of our cost structure. Increases in wages, salaries and benefits, such as medical, dental, pension and other post-retirement benefits, may impact our financial performance. Changes in interest rates, investment returns or the regulatory environment may impact the amounts we are required to contribute to the pension plans that we sponsor and may affect the solvency of our pension plans.

The demand for our products and services may be adversely affected by technological changes.

Technological changes continue to increase the accessibility and quality of electronic alternatives to traditional delivery of printed documents through the online distribution and hosting of media content and the electronic distribution of documents and data. The acceleration of consumer acceptance of such electronic media, as an alternative to print materials, may decrease the demand for our printed products or result in reduced pricing for our printing services.

We may be adversely affected by strikes and other labor protests.

As at September 30, 2007, we had 48 collective bargaining agreements in North America. Furthermore, 18 collective bargaining agreements were under negotiation (two of these agreements expired during 2007 and 16 expired prior to 2007). One first-time labor agreement under negotiation will cover approximately 450 employees (reduced from two agreements as after discussion, the parties decided to cover all groups under a single agreement). In addition, six collective bargaining agreements, covering approximately 950 employees, have expired or will expire before the end of 2007 and nine collective bargaining agreements, covering approximately 1,800 employees, will expire in 2008. We have approximately 21,800 employees in North America, of which approximately 6,850 are unionized (including the new collective agreement under negotiation). As at September 30, 2007, we had approximately 2,350 employees in Latin America. Of this number, the majority of our employees in Latin America are either governed by agreements that apply industry-wide or by a collective agreement. We have approximately 4,180 employees in Europe, although we recently announced the sale of our European operations (see “Recent Developments—Agreement with Roto Smeets De Boer NV relating to European Operations”). Our facility in the United Kingdom is unionized and labor relations with our employees in our other European facilities are governed by agreements that apply industry-wide and that set minimum terms and conditions of employment. While relations with our employees have been stable to date and there has not been any material disruption in operations resulting from labor disputes, we cannot be certain that we will be able to maintain a productive and efficient labor environment. We cannot predict the outcome of any future negotiations relating to the renewal of the collective bargaining agreements, nor can we assure with certainty that work stoppages, strikes or other forms of labor protests pending the outcome of any future negotiations will not occur. Any strikes or other forms of labor protests in the future could materially disrupt our operations and may have a material adverse impact on our financial condition, operating results and cash flows

We may be adversely affected by interest rates, foreign exchange rates and commodity prices.

We are exposed to market risks associated with fluctuations in foreign currency exchange rates, interest rates and commodity prices. Because a portion of our operations are outside the United States, significant revenues and expenses will be denominated in local currencies. Although operating in local currencies may limit the impact of currency rate fluctuations on the operating results of our non-U.S. subsidiaries and business units, fluctuations in such rates may affect the translation of these results into our financial statements. We use a number of derivative financial instruments to mitigate these risks such as foreign exchange forward contracts and cross currency swaps, interest rate swap agreements and commodity swap agreements. We cannot be sure, however, that our efforts at hedging will be successful. There is always a possibility that attempts to hedge currency, interest rate and commodity risks will lead to higher costs than would be the case if we were unhedged.

There are risks associated with our operations outside the United States and Canada.

We have significant operations outside the United States and Canada. Revenues from our operations outside the United States and Canada accounted for approximately 21% of our revenues for the year ended December 31, 2006 and 23% for the nine months ended September 30, 2007. As a result, we are subject to the risks inherent in conducting business outside the United States and Canada, including the impact of economic and political instability and being subject to different legal and regulatory regimes that may preclude or make more costly certain initiatives or the implementation of certain elements of our business strategy.

Increases in fuel and other energy costs may have a negative impact on our financial results.

Fuel and other energy costs represent a significant portion of our overall costs. We may not be able to pass along a substantial portion of the rise in the price of fuel and other energy costs directly to our customers. In that instance, increases in fuel and other energy costs, particularly resulting from the increased natural gas prices, could adversely affect operating costs or customer demand and thereby negatively impact our operating results, financial condition or cash flows.

Our printing and other facilities are subject to environmental laws and regulations, which may subject us to material liability or require us to incur material costs.

We use various materials in our operations that contain constituents considered hazardous or toxic under environmental laws and regulations. In addition, our operations are subject to a variety of environmental laws and regulations relating to, among other things, air emissions, wastewater discharges and the generation, handling, storage, transportation and disposal of solid waste. Further, we are subject to laws and regulations designed to reduce the probability of spills and leaks; however, in the event of a release, we are also subject to environmental regulation requiring appropriate response to such an event. Permits are required for the operation of certain of our businesses, and these permits are subject to renewal, modification and, in some circumstances, revocation.

Our operations generate wastes that are disposed of off-site. Under certain environmental laws, we may be liable for cleanup costs and damages relating to contamination at these off-site disposal locations, or at our existing or former facilities, whether or not we knew of, or were responsible for, the presence of such contamination. The remediation costs and other costs required to clean up or treat contaminated sites can be substantial. Contamination on and from our current or former locations may subject us to liability to third parties or governmental authorities for injuries to persons, property or natural resources and may adversely affect our ability to sell or rent our properties or to borrow money using such properties as collateral.

We expect to incur ongoing capital and operating costs to maintain compliance with environmental laws, including monitoring our facilities for environmental conditions. We take reserves on our financial statements to cover potential environmental remediation and compliance costs as we consider appropriate. However, we cannot assure you that the liabilities for which we have taken reserves are the only environmental liabilities relating to our current and former locations, that material environmental conditions not known to us do not exist, that future laws or regulations will not impose material environmental liability on us, or cause us to incur significant capital and operating expenditures, or that our actual environmental liabilities will not exceed our reserves. In addition, failure to comply with any environmental regulations or an increase in regulations could adversely affect our operating results and financial condition.

There are risks associated with our recently announced sale/merger of our European operations to and into Roto Smeets De Boer NV, including that the transaction may not close.

On November 7, 2007, we announced the sale/merger of our European operations to and into Roto Smeets De Boer NV, as described in greater detail under “Recent Developments—Agreement with Roto Smeets De Boer NV relating to European Operations.” Completion of the sale/merger of our European operations is subject to a number of conditions, including the approval of the purchaser’s shareholders and the receipt of clearances from the European Commission. There can be no assurance that all of the conditions to the completion of the sale/merger of our European operations will be satisfied and, in the event this transaction does not proceed to closing, our financial condition, operations and results as well as the trading prices of our various outstanding securities could be adversely affected.

In addition, as described under “Recent Developments—Agreement with Roto Smeets De Boer NV relating to European Operations,” approximately one quarter of the consideration that we will receive upon closing of the sale of our European operations will be delivered in the form of shares of the purchaser. Consequently, a significant portion of the consideration that we will receive upon closing of the sale/merger of our European operations will be equity interests of an entity we do not control. For as long as we continue to hold such shares, we will be subject to fluctuations in the market price of such shares. While such shares are expected to be listed on the Euronext Amsterdam exchange, there can be no assurance that a liquid market for the shares will develop or that we will be able to monetize our shares at an acceptable price, if at all.

We may be required to take additional goodwill impairment charges and additional write-downs of the value of our long-lived assets.

We completed our annual goodwill impairment testing in the third quarter of 2007. Taking into account financial information such as the announced sale of our European operations, management determined that the carrying value of goodwill for our European reporting unit was not recoverable and that the resulting impairment of such goodwill amounted to its entire carrying value of U.S.$166.0 million at September 30, 2007. We also concluded that the goodwill for our North America and Latin America segments was fully recoverable and we will continue to monitor these segments for indicators of potential impairment. We also recorded for the three month period ended September 30, 2007 a U.S.$128.0 million impairment charge on long-lived assets. This charge was mainly a result of several impairment tests being triggered in North America and Europe, notably as a result of the announced sale of our European operations. The impairment was applied principally to machinery and equipment.

We may, however, be required to take additional goodwill impairment charges and additional write-downs on the value of our long-lived assets. Among other factors, the trading price of the Company’s listed securities may trigger additional goodwill impairment charges and additional asset write-downs. Our management concluded that for the year ended December 31, 2006, the Company did not maintain effective process and controls over the determination of the impairment of long-term assets and that this constituted a material weakness in our internal controls. In the event we are required to take additional goodwill impairment charges or additional asset write-downs, our financial results and operations as well as the trading prices of our various outstanding securities could be adversely affected.

We could be adversely affected by health and safety requirements.

We are subject to requirements of Canadian, U.S. and other foreign occupational health and safety laws and regulations at the federal, state, provincial and local levels. These requirements are complex, constantly changing and have tended to become more stringent over time. It is possible that these requirements may change or liabilities may arise in the future in a manner that could have a material adverse effect on our financial condition or results of operations. We cannot assure you that we have been or that we will be at all times in complete compliance with all such requirements or that we will not incur material costs or liabilities in connection with those requirements in the future.

Acquisitions have contributed to growth in our industry and will continue to do so, making us vulnerable to financing risks and the challenges of integrating new operations into our own.

Due to fragmentation in the commercial printing industry, growth in our industry will continue to depend, in part, upon acquisitions, and we may consider making strategic or opportunistic acquisitions in the future. We cannot assure you that future acquisition opportunities will exist on acceptable terms, that any newly acquired companies will be successfully integrated into our operations or that we will fully realize the intended results of any acquisitions. We may incur additional long-term indebtedness in order to finance all or a portion of the consideration to be paid in future acquisitions. We cannot assure you that we will be able to obtain any such financing upon acceptable terms. While we continuously evaluate opportunities to make strategic or opportunistic acquisitions, we have no present commitments or agreements with respect to any material acquisitions.

Changes in postal rates and postal regulations may adversely impact demand for our products and services.

Postal costs are a significant component of many of our customers’ cost structures and postal rate changes can influence the number of pieces that our customers are willing to mail. Any resulting decline in print volumes mailed could have an adverse effect on our business.

We are controlled by Quebecor.

Quebecor Inc., directly and through a wholly-owned subsidiary, currently holds 84.5% of the voting interest in Quebecor World. As a result, Quebecor Inc. is able to exercise significant influence over our business and affairs and has the power to determine many matters requiring shareholder approval, including the election of directors and the approval of significant corporate transactions. The interests of Quebecor Inc. may conflict with the interests of other holders of our equity and debt securities.

We have identified a material weakness in our internal control over financial reporting and concluded that such control was not effective as of December 31, 2006 and that our disclosure controls and procedures were not effective as of the same date. If we fail to maintain effective internal control over financial reporting, we may not be able to accurately report our financial results. We are subject to additional reporting requirements under applicable Canadian securities laws and the Sarbanes-Oxley Act in the United States. We can provide no assurance that we will at all times in the future be able to report that our internal control is effective.

As a public company, we are required to comply with Section 404 of the Sarbanes-Oxley Act, and we have to obtain an annual attestation from our independent auditors regarding our internal control over financial reporting and management’s assessment of internal control over financial reporting, as well as with the corresponding applicable Canadian securities laws. In any given year, we cannot be certain as to the timing of completion of our internal control evaluation, testing and remediation actions or of their impact on our operations. Upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations that remain unremediated. As a public company, we are required to report, among other things, control deficiencies that constitute material weaknesses or changes in internal control that, or that are reasonably likely to, materially affect internal control over financial reporting. A “material weakness” is a significant deficiency or combination of significant deficiencies that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to comply with the requirements of Section 404 or report a material weakness, we might be subject to regulatory sanction and investors may lose confidence in our financial statements, which may be inaccurate if we fail to remedy such material weakness.

We disclosed in our annual Management’s Discussion and Analysis for the financial year ended December 31, 2006 that our system of internal control over financial reporting was not effective as of such date and therefore that our disclosure controls and procedures were also not effective as of such date. More specifically, we did not maintain effective procedures and controls over the determination of the impairment of long-term assets. See section 6.5 of our annual Management’s Discussion and Analysis for the financial year ended December 31, 2006 and section 5.5 of our interim Management’s Discussion and Analysis for the quarter ended September 30, 2007 incorporated by reference in this Prospectus. In order to remedy the said weakness, we have undertaken to reinforce our impairment of long-term assets process. We continue to make progress in executing the remediation plans we have established in order to further improve our internal control in general and also address the said weakness. The failure to do so within a reasonable time frame could adversely impact the accuracy of the reports and filings we make with the SEC and the Canadian securities regulatory authorities.

Our 4.875% senior notes are due November 15, 2008. There is no guarantee that we will have sufficient funds from our operations to repay at maturity the 4.875% senior notes. If we are unable to refinance our 4.875% senior notes, or if we are only able to refinance such notes on less favorable terms, this may adversely affect our financial position.

The 4.875% senior notes are due November 15, 2008 (the “2008 Notes”). We intend to repay the 2008 Notes using cash from our operations which is expected to be higher due to the sale/merger of our European assets which we expect to have a significant impact on our level of capital expenditures and further improving our free cash flow generating capability. See “Recent Developments—Agreement with Roto Smeets De Boer NV relating to our European Operations.” However, there is no guarantee that we will have sufficient funds from our operations to repay at maturity the 2008 Notes. Therefore, we may need to refinance the 2008 Notes as their principal amounts become due, and there can be no assurance that we will be able to do so or will be able to do so on terms as favorable as those in place with respect to the 2008 Notes. If we are unable to refinance the 2008 Notes, or if we are only able to refinance such notes on less favorable terms, this may adversely affect our financial position. There can be no assurance that we will continue to be able to obtain on a timely basis sufficient funds on terms acceptable to us to provide adequate liquidity and to finance the operating and capital expenditures necessary to implement our business strategy if cash flow from operations and cash on hand are insufficient.

We are dependent on the experience and industry knowledge of our executive officers and other key employees to execute our business plans. If we were to experience a substantial turnover in our leadership, our business, results from operations and financial condition could be materially adversely affected.

We are dependent on the experience and industry knowledge of our executive officers and other key employees to execute our business plans. If we were to experience a substantial turnover in our leadership, our business, results from operations and financial condition could be materially adversely affected. Additionally, we may be unable to attract and retain additional qualified executives as needed in the future.

Our indebtedness and significant interest payment obligations could adversely affect our financial condition and prevent us from fulfilling our obligations under our debt obligations.

We and our consolidated subsidiaries have indebtedness and, as a result, significant interest payment obligations. Assuming completion of the Equity Financing, the Concurrent Senior Note Offering, the Concurrent Convertible Debenture Offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” as of September 30, 2007, we and our consolidated subsidiaries would have had total indebtedness of $2,227.2 million. Our credit facilities, the indentures governing the notes issued in the Concurrent Senior Note Offering and the debentures issued in the Concurrent Convertible Debenture Offering and the terms and conditions of our other existing indebtedness will permit us or our consolidated subsidiaries to incur or guarantee additional indebtedness, including secured indebtedness in some circumstances. As of September 30, 2007, assuming completion of the Equity Financing, the Concurrent Senior Note Offering, the Concurrent Convertible Debenture Offering and the application of the net proceeds therefrom as described under “Use of Proceeds,” we and our consolidated subsidiaries would have had approximately $976.8 million in undrawn commitments under our revolving credit facilities and lines of credit. To the extent we incur new indebtedness, the risks discussed above will increase.

Our degree of leverage could have significant consequences, including the following:

•	make it more difficult for us to satisfy our obligations with respect to our debt obligations;

•	increase our vulnerability to general adverse economic and industry conditions;

•	require us to dedicate a substantial portion of our cash flows from operations to making interest and principal payments on our indebtedness;

•	limit our ability to fund capital expenditures, working capital and other general corporate purposes;

•	limit our flexibility in planning for, or reacting to, changes in our businesses and the industry in which we operate, including cyclical downturns in our industry;

•	place us at a competitive disadvantage compared to our competitors that have less debt; and

•	limit our ability to borrow additional funds on commercially reasonable terms, if at all.

Some of our financing agreements contain financial and other covenants that, if breached by us, may require us to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity. Our ability to refinance such obligations may be restricted due to prevailing conditions in the capital markets, available liquidity and other factors.

We are party to a number of financing agreements, including our credit facility, the indentures governing our various notes and debentures, our accounts receivable securitization programs and other debt instruments, which agreements, indentures and instruments contain financial and other covenants. If we were to breach such financial or other covenants contained in our financing agreements, we may be required to redeem, repay, repurchase or refinance our existing debt obligations prior to their scheduled maturity and our ability to do so may be restricted or limited by the prevailing conditions in the capital markets, available liquidity and other factors. If we are unable to refinance any of our debt obligations in such circumstances, our ability to make capital expenditures and our financial condition and cash flows could be adversely impacted. We have also obtained accommodations from the syndicate of lenders under our credit facilities with respect to certain covenants under such facilities in order to provide ourselves with greater financial flexibility. A similar accommodation with respect to a termination provision was sought and obtained from the counterparties under our accounts receivable securitization programs. There can be no assurance that, in the event we require similar accommodations in the future, as a result of weaker than expected financial performance or otherwise, that we will obtain such accommodations or be able to renegotiate the terms and conditions of our financing agreements and securitization programs, which would in turn require us to redeem, repay or repurchase such obligations prior to their scheduled maturity.

In addition, from time to time, new accounting rules, pronouncements and interpretations are enacted or promulgated which may require us, depending on the nature of such new accounting rules, pronouncements and interpretations, to reclassify or restate certain elements of our financial statements or to calculate in a different manner some of the financial ratios set forth in our financing agreements and other debt instruments, which may in turn cause us to be in breach of the financial or other covenants contained in our financing agreements and other debt instruments.

Risk Related to this Offering

Volatility of Share Prices

Share prices are subject to changes because of numerous factors beyond the Company’s control, including reports of new information, changes in the Company’s financial situation, the sale of Subordinate Voting Shares in the market, the Company’s failure to achieve financial results in line with the expectations of analysts, or announcements by the Company or any of its competitors concerning new products or capital investments. There is no guarantee that the market price of the Subordinate Voting Shares will be protected from any such fluctuations in the future.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Our auditors are KPMG LLP, 600 De Maisonneuve Blvd. West, Suite 1500, Montreal, Quebec, H3A 0A3. The Canadian transfer agent and registrar for the Subordinate Voting Shares is Computershare Investor Services Inc. at its principal offices in Montreal, Toronto, Winnipeg, Calgary and Vancouver.

INTEREST OF EXPERTS

Certain legal matters in respect of the Offering are being passed upon for us by Ogilvy Renault LLP, Montreal, Quebec, with respect to matters of Canadian law, and by Arnold & Porter LLP, New York, New York, with respect to matters of United States law, and for the Underwriters by Stikeman Elliott LLP, Montreal, Quebec, with respect to matters of Canadian law, and by Shearman & Sterling LLP with respect to matters of United States law. The Right Honourable Brian Mulroney, P.C., C.C., LL.D., Senior Partner of Ogilvy Renault LLP, is the Chairman and a director of the Company as well as a director of Quebecor Inc. As at    ●    , 2007, the partners and associates of Ogilvy Renault LLP, Arnold & Porter LLP and Stikeman Elliott LLP, beneficially owned, directly or indirectly, less than 1% of the issued and outstanding securities of the Company or of any associate or affiliate of the Company.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been or will be filed with the SEC as part of the Registration Statement of which this short form prospectus forms a part: (i) the documents referred to under the heading “Documents Incorporated by Reference”; (ii) the consent of KPMG LLP; (iii) the consent of Arnold & Porter LLP; (iv) the consent of Ogilvy Renault LLP; (v) the consent of Stikeman Elliot LLP; and (vi) powers of attorney of the directors and officers of the Company.

AUDITORS’ CONSENT

The Board of Directors of Quebecor World Inc. (the “Company”)

We have read the short form prospectus dated November  ● , 2007 relating to the sale and issue of subordinate voting shares of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned short form prospectus of our reports to the shareholders and Board of Directors of the Company on the consolidated balance sheets of the Company as at December 31, 2006 and 2005 and the consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006, and on management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the effectiveness of internal control over financial reporting as of December 31, 2006. Our report on the financial statements is dated March 20, 2007.

Our report dated March 20, 2007 on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, expresses our opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2006 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company did not maintain effective processes and controls over the determination of the impairment of long-term assets process.

Montreal, Canada
November ● , 2007

AUDITORS’ REPORT ON ADDITIONAL DISCLOSURES RELATED TO THE
RECONCILIATION TO UNITED STATES GAAP NOTE

To the Board of Directors of Quebecor World Inc.

On March 20, 2007, we reported on the consolidated balance sheets of Quebecor World Inc. (“the Company”) as at December 31, 2006 and 2005 and the consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006 which are included in the annual report on Form 40-F. In connection with our audits of the aforementioned consolidated financial statements, we also have audited the related supplemental information entitled “Additional Disclosures related to the Reconciliation to United States GAAP Note” included in a Form 6-K. This supplemental information is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental information based on our audits.

In our opinion, such supplemental information, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

Chartered Accountants

Montreal, Canada
March 20, 2007 (except for the “Additional Disclosures related to the Reconciliation to United States GAAP Note” which is as November 12, 2007)

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Additional Disclosure Related to the Reconciliation to United States Generally
Accepted Accounting Principles Note

For The Years Ended December 31, 2006, 2005 and 2004

(Tabular amounts are expressed in millions of US dollars, except option amounts)

The Company follows generally accepted accounting principles (“GAAP”) in Canada, which differ in some respects from those applicable in the United States. The Company has prepared a reconciliation of the significant accounting differences between Canadian GAAP and U.S. GAAP in accordance with Item 17 of Form 20-F, which is included in Note 25 to the Company’s 2006 Annual Report on Form 40-F. For purposes of a registration statement on Form F-10, the Company is also required to provide additional significant disclosures required by U.S. GAAP, in accordance with Item 18 of Form 20-F. The additional significant disclosures required by U.S. GAAP and certain applicable SEC rules are as follows:

Additional disclosure

(i)	Pension and Other Post Retirement Benefits

Under GAAP in the United States, a narrative description of investment policies and strategies and of the basis used to determine the overall expected long-term rate-of-return-on-assets assumption must be disclosed.

The Company follows a disciplined investment strategy, which provides diversification of investments by asset class, foreign currency, sector or company. The Pension Committee of the Board of Directors has approved investment policies for the different pension plans that establish long-term asset mix targets based on several factors, including: historical returns achieved by worldwide investment markets, the time horizon of the pension plans’ obligations and the investment risk. For each of the plans, an allocation range by asset class is developed whereby a mix of equities and fixed-income investments is used to provide an appropriate risk-adjusted long-term return on plan assets. Third party investment managers are employed to invest assets in both passively-indexed and actively-managed strategies and investment returns and risks are monitored on an ongoing basis. The prospective target asset allocation percentage for both the pension and other post retirement benefits is approximately 65% for equity securities and approximately 35% for debt securities and others.

The expected long-term rate of return on assets assumption is selected by first identifying the expected range of long-term rates of return for each major asset class. Expected long-term rates of return are developed based on long-term historical averages, current expectations of future returns and level of inflation rates. The expected long-term rate of return on plan assets is then calculated by weighting each asset class. To the extent that individual pension plans have different target asset mixes, the expected long-term rate of return on assets may differ across plans.

The Company determines its assumption for the discount rate to be used for purposes of computing annual service and interest costs based on an index of high-quality corporate bond yields and matched-funding yield curve analysis as of the measurement date.

Also, under GAAP in the United States, information about the future expected cash flows for pension plans must be disclosed.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Additional Disclosure Related to the Reconciliation to United States Generally
Accepted Accounting Principles Note

For The Years Ended December 31, 2006, 2005 and 2004 (Continued)

Additional disclosure (Continued)

(i)	Pension and Other Post Retirement Benefits (Continued)

The expected employer contributions to the Company’s defined benefit pension plans and other post-retirement benefits plans will be $68.2 million in 2007 and the expected benefit payments over the next years will be as follows:

2007	$96.1
2008	58.2
2009	61.1
2010	63.0
2011	64.5
2012 – 2017	374.4

As at December 31, 2006 and 2005, the accumulated benefit obligation for all defined benefit pension plans was of $1.0 billion and $1.1 billion, respectively; none of our plans are fully funded.

The incremental effects of adopting the provisions of SFAS 158 on the Company’s consolidated balance sheets at December 31, 2006 are presented in the following table. The adoption of SFAS 158 had no effect on the Company’s statement of income for the year ended December 31, 2006, or for any prior period presented, and it will not affect the Company’s operating results in future periods. Prior to the Company’s adoption of SFAS 158, it recognized a decrease in the minimum pension liability of $1.3 million and an increase of $23.8 million at December 31, 2006 and 2005 respectively. The amounts recognized in the consolidated balance sheets upon adoption were as follows:

	Prior to adopting	Effect of adopting	As Reported at
	SFAS 158	SFAS 158	December 31, 2006

Intangible asset	13.2	(13.2)	—
Accrued pension and postretirement liability	(341.9)	(44.2)	(386.1)
Deferred tax liabilities	80.7	15.4	96.1
Accumulated other comprehensive income	186.6	42.1	228.7

As at December 31, 2006, accumulated other comprehensive income (loss) include the following amounts that have not yet been recognized in net periodic benefit cost related to the Company’s pension plans:

	Defined Benefit	Post-Retirement
	Pension Plans	Benefit Plans	Total

Net actuarial loss	$(312.4)	$(6.9)	$319.3
Net prior service (costs) credit	(16.2)	14.1	(2.1)
Net transitional obligation	3.1	—	3.1

	$(325.5)	$7.2	$(318.3)

The net actuarial loss, net prior service (costs) credit and net transitional asset included in accumulated other comprehensive income and expected to be recognized in net period benefit cost

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Additional Disclosure Related to the Reconciliation to United States Generally
Accepted Accounting Principles Note

For The Years Ended December 31, 2006, 2005 and 2004 (Continued)

Additional disclosure (Continued)

(i)	Pension and Other Post Retirement Benefits (Continued)

during the fiscal year ended December 31, 2007 for the Company’s pension and post-retirement plans is $14.6 million.

(ii)	Allowance for doubtful accounts

Under SEC Requirements, allowance for doubtful accounts must be disclosed. Accordingly, allowance for doubtful accounts, which is recorded as a reduction of trade receivables amounted to $49.8 million and $59.0 million as at December 31, 2006 and 2005, respectively.

(iii)	Trade payables and accrued liabilities

Under SEC Requirements, items which comprise more than 5% of total current liabilities must be disclosed separately. Trade payables of $315.6 million and $335.1 million, accrued employees’ salaries of $140.2 million and $143.9 million and accrued raw material and supplies of $117.4 million and $105.7 million as at December 31, 2006 and 2005, respectively, are included in trade payables and accrued liabilities.

(iv)	Advertising costs

Under GAAP in the United States and GAAP in Canada, advertising costs are expensed as incurred and amounted to $2.6 million, $2.3 million and $2.1 million during the years ended December 31, 2006, 2005 and 2004, respectively.

(v)	Derivative hedging instruments

Under SEC requirement, the amount of ineffectiveness related to fair value and cash flow hedges must be disclosed separately. The Company did not record any ineffectiveness related to its fair value hedges. The reconciliation of the beginning and ending accumulated comprehensive derivative gain (loss) related to cash flow hedges is as follows:

Accumulated comprehensive derivative loss as at December 31, 2003	$(1.4)
Reclassification to income	(0.6)
Effective portion of hedges	22.7

Accumulation comprehensive derivative gain as at December 31, 2004	20.7
Reclassification to income	(18.0)
Effective portion of hedges	1.5

Accumulation comprehensive derivative gain as at December 31, 2005	4.2
Reclassification to income	(3.8)
Effective portion of hedges	(10.3)

Accumulated comprehensive derivative loss as at December 31, 2006	$(9.9)

Over the next 12 months, the Company expects an estimated $6.2 million (net of income tax of $3.7 million) in net losses in other comprehensive income as at December 31, 2006 to be reclassified to net income in connection with derivative related to cash flow hedges, while the balance of accumulated other comprehensive loss is expected to be reversed over a 4-year period.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Additional Disclosure Related to the Reconciliation to United States Generally
Accepted Accounting Principles Note

For The Years Ended December 31, 2006, 2005 and 2004 (Continued)

Additional disclosure (Continued)

(vi)	Other comprehensive income

Under GAAP in the United States, income tax (expense) or benefit allocated to each component of other comprehensive income must be disclosed. The income tax (expense) or benefit is allocated as follow to components of other comprehensive income:

	2006	2005	2004

Pension and post-retirement benefits	$(6.6)	$(3.8)	$(27.4)
Unrealized net loss (gain) on derivative financial instruments related to cash flow hedges	5.7	(1.2)	(11.2)
Reclassification of realized net loss on derivative financial instruments to the statement of income	1.6	9.0	0.4

	$0.7	$4.0	$(38.2)

(vii)	Accumulated other comprehensive income

The accumulated other comprehensive loss as at December 31 for the years ended 2006, 2005 and 2004 are as follows:

	2006	2005	2004

Accumulated other comprehensive income (loss) as per GAAP in Canada	$—	$—	$—
Adjustments:
Derivative hedging instruments (a) (ii)	(9.9)	4.2	20.7
Pension and postretirement benefits (b) (i)	(228.7)	—	—
Minimum pension liability (b) (i)	—	(181.3)	(153.7)
Foreign currency translation	(47.8)	(23.2)	37.6

Accumulated other comprehensive loss as per GAAP in the United States at the end of year	$(286.4)	$(200.3)	$(95.4)

(viii)	Income taxes

In management’s judgment, the future income tax assets of $415.8 million as at December 31, 2006, net of valuation allowance of $278.4 million will more likely than not be realized as reductions of future taxable income, the reversal of taxable temporary differences or by utilizing available tax planning strategies. The valuation allowance for future income tax assets relates primarily to loss carryforwards and other tax benefits arising in foreign tax jurisdictions and in the judgment of management, these assets are not likely to be realized.

(ix)	Stock-based compensation

As of December 31, 2006, the total compensation cost related to non-vested awards not yet recognized is $13.9 million and the weighted-average period over which the total compensation cost related to non-vested awards not yet recognized is expected to be recognized is 2.0 years.

Volatility is based on historical volatility calculated from grant date to the anticipated exercise date on issues of options over a period of 221 weeks which is estimated to be the life of an

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Additional Disclosure Related to the Reconciliation to United States Generally
Accepted Accounting Principles Note

For The Years Ended December 31, 2006, 2005 and 2004 (Continued)

Additional disclosure (Continued)

(ix)	Stock-based compensation (Continued)

option. The risk-free interest rate is based on the yield of 4- and 5-year Treasury bonds issued in Canada and 3- and 5-year treasury bonds issued in the United States. Dividend yield is based on the average yield.

The number of non-vested options outstanding fluctuated as follows:

	2006		2005		2004
		Weighted		Weighted		Weighted
		average		average		average
		grant-date		grant-date		grant-date
	Options	fair value	Options	fair value	Options	fair value

Balance, beginning of year	3,162,399	$5.17	1,629,768	$6.39	643,904	$5.74
Granted	2,314,500	2.58	1,930,120	4.32	1,180,700	6.66
Vested	(513,278)	5.67	(318,881)	6.36	(156,936)	5.73
Cancelled	(282,480)	4.18	(78,608)	4.87	(37,900)	6.36

Balance, end of year	4,681,141	$3.89	3,162,399	$5.17	1,629,768	$6.39

Prior to 2003, the Company used the intrinsic value method for its stock-based compensation; therefore, 50,000 options non-vested are not included in the table above. For options exercisable as at December 31, 2006 the weighted-average remaining contractual life equals 3.64 years and the intrinsic value of those options is nil since the exercise price is lower than the fair value of the stock price of the Company on that date.

(x)	Restrictions of dividends payments

Substantially, the Company’s net assets are subject to restrictions which limit the payment of dividends.

(xi)	Future accounting standards

In June 2006, the FASB issued interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”), an interpretation of FASB Statement No. 109 (“SFAS 109”). FIN 48 clarifies the accounting for uncertainty in income taxes in an enterprise’s financial statement in accordance with SFAS 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. The Company completed the analysis and there was no impact on the income tax reserves at January 1, 2007 upon the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Additional Disclosure Related to the Reconciliation to United States Generally
Accepted Accounting Principles Note

For The Years Ended December 31, 2006, 2005 and 2004 (Continued)

Additional disclosure (Continued)

(xi)	Future accounting standards (Continued)

retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. The Company is currently evaluating the impact of this standard on its financial statements.

In February 2007, the FASB issued SFAS No. 159 (“FASB 159”), The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its financial statements.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

The Company follows generally accepted accounting principles (”GAAP”) in Canada, which differ in some respects from those applicable in the United States. The Company has prepared a reconciliation of the significant accounting differences between Canadian GAAP and U.S. GAAP in accordance with Item 18 of Form 20-F.

(a)	Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements

The application of GAAP in the United States would have the following effects on net income (loss) as reported:

	September 30,
	2007	2006

Net income (loss), as reported in the consolidated statements of income per GAAP in Canada	$(374.3)	$16.9
Adjustments:
Convertible senior subordinated notes (a)(i)	2.9	1.7
Prepayment option (a)(ii)	7.9	—
Dividends on preferred shares classified as liability (b)(iii)	5.7	—
Premium on early redemption of debt (a)(vii)	53.1	—
Reduction of net income in a foreign operation (a)(iii)	—	2.5
Income taxes (a)(vi)	(38.7)	—

	30.9	4.2

Net income (loss), as adjusted per GAAP in the United States	$(343.4)	$21.1
Net income allocated to holders of preferred shares	22.4	26.4

Net income (loss) per GAAP in the United States available to holders of equity shares	$(365.8)	$(5.3)

Weighted average number of equity shares outstanding (in millions):
Basic	131.9	131.3
Diluted	131.9	131.3

Earnings (loss) per share as adjusted per GAAP in the United States:
Basic	$(2.77)	$(0.04)
Diluted	(2.77)	(0.04)

Dividends Per Common share	$—	$0.30

(i)	Convertible senior subordinated notes

Under GAAP in Canada, the equity component of the convertible notes is recorded under shareholders’ equity as contributed surplus. The difference between the carrying amount of

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(a)	Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements (Continued)

(i)	Convertible senior subordinated notes (Continued)

the debt component and its face value is amortized as imputed interest to income over the life of the convertible senior subordinated note. Regarding the repurchase of convertible notes, the Company is required to allocate the consideration paid on extinguishment to the liability and equity components of the convertible notes based on their fair values at the date of the transaction. The amount of gain (loss) relating to the liability element is recorded to income and the difference between the carrying amount and the amount considered to be settled relating to the conversion option element is treated as an equity transaction. Under GAAP in the United States, the allocation to equity is not permitted, no imputed interest is needed in relation to the equity component and the gain (loss) on repurchase is recorded through income in the period of extinguishment. In June 2007, the Company redeemed all of its outstanding senior notes. As a result the convertible feature portion which was previously reported as contributed surplus is reported to retained earnings for GAAP in Canada.

(ii)	Accounting for derivative instruments and hedging activities

Under GAAP in United States, Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS 133”) establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recorded as either assets or liabilities in the balance sheet at fair value. In accordance with SFAS 133, for derivative instruments designated as fair value hedges by the Company, such as certain interest rate swaps and forward exchange contracts, changes in the fair values of these derivative instruments are substantially offset in the statement of income by changes in the fair values of the hedged items.

For derivative instruments designated as cash flow hedges by the Company, such as certain forward exchange contracts and natural gas swap contracts, the effective portions of these hedges are reported in other comprehensive income (loss) until it is recognized in income during the same period in which the hedged item affects income, while the current ineffective portions of these hedges are recognized in the statement of income each period.

Under GAAP in Canada prior to January 1, 2007, derivative financial instruments were accounted for on an accrual basis. Realized and unrealized gains and losses were deferred and recognized in income in the same period and in the same financial statement category as the income or expense arising from the corresponding hedged positions. Since January 1, 2007, the standards for hedge accounting under Canadian GAAP have been harmonized to those prescribed by SFAS 133 and the differences recognized in prior periods have been eliminated.

Certain embedded derivatives, such as early prepayment options included in some of the Company’s borrowing agreements, do not meet the criteria to be considered closely related to their host contracts and are required to be recorded separately at their fair values with changes recognized to earnings, for GAAP in Canada. Under GAAP in the United States,

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(a)	Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements (Continued)

(ii)	Accounting for derivative instruments and hedging activities (Continued)

these embedded derivatives are considered to be clearly and closely related to the underlying debt and changes to their fair values are not recorded to earnings.

(iii)	Reduction of a net investment in a foreign operation

Under GAAP in Canada, a gain or loss equivalent to a proportionate amount of the exchange gain or loss accumulated in the translation adjustment has to be recognized in income when there has been a reduction of a net investment in a foreign operation. Under GAAP in the United States, a gain or loss should only be recognized in income in the case of a substantial or complete liquidation, a sale or partial sale of a net investment in a foreign operation.

(iv)	Asset retirement obligations

Effective January 1, 2003, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”, (“SFAS 143”), which addresses financial accounting for legal obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS 143 requires the recognition of the fair value of a liability for an asset retirement obligation in the period in which it is incurred. When a liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Over time, the liability is increased at each period to reflect an interest element considered in its initial measurement at fair value, and the capitalized cost is amortized over the useful life of the related asset. Under GAAP in Canada, accounting for asset retirement obligations was adopted in 2004.

(v)	Stock-based compensation

Effective January 1, 2003, the Company began accounting for its stock-based compensation expense using the fair value based method by adopting the requirements of CICA Handbook Section 3870, “Stock-based compensation and other stock-based payments” under GAAP in Canada and the Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation” under GAAP in the United States. As a result, there is no difference in stock-based compensation accounting since January 1, 2003, except for the accounting of stock option granted prior to 2003 or stock-based compensation accounting rules applied prior to fiscal year 2003. Furthermore, the adoption by the Company of the new SFAS No. 123 (revised) on January 1, 2006 did not result in any additional difference between GAAP in Canada and in the United States.

(vi)	Income taxes

This adjustment represents the tax impact of United States GAAP differences.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(a)	Reconciliation of net income (loss) and earnings (loss) per share and presentation of financial statements (Continued)

(vii)	Premium on early redemption of debt

Under GAAP in Canada, the prepayment premium on the senior notes was recorded to financial expenses at the notification date of the early redemption on September 28, 2007, but under GAAP in the United States, it is recognized on the settlement date.

(b)	Effect on consolidated balance sheets

The application of GAAP in the United States would have the following effects on the consolidated balance sheets, as reported:

	September 30, 2007		December 31, 2006
	Canada	United States	Canada	United States
			(Revised (1))

Assets
Current future income taxes (a)(vi) (b)(i)	$46.6	$49.3	$40.6	$50.7
Other assets (b)(i)(iv)	231.6	160.3	224.2	134.6
Liabilities and Shareholders’ Equity
Trade payables and accrued liabilities (a)(ii) (b)(i)	991.7	1,000.7	942.4	971.1
Income and other tax payable (b)(v)	25.9	1.4	39.7	39.7
Current future income taxes (a)(vi)	1.1	1.1	1.1	0.4
Long-term debt (a)(ii)(vii) (b)(iv)	2,237.2	2,203.5	1,984.0	1,981.7
Other liabilities (a)(ii) (b)(i)(v)	358.1	604.2	283.5	512.1
Long-term future income taxes (a)(ii)(vi)(vii) (b)(i)(v)	299.8	240.5	389.1	297.8
Convertible notes (a)(i)	—	—	117.7	120.5
Preferred shares (b)(iii)	175.9	—	150.2	—
Capital stock (b)(ii)(iii)	1,456.7	1,542.3	1,452.4	1,538.0
Contributed surplus (a)(i)(v)	101.5	101.3	114.1	98.1
Retained earnings (a) (b)(ii)(iii)	21.0	68.0	398.3	437.4
Accumulated other comprehensive income (loss) (e)	(165.0)	(327.7)	(82.6)	(286.4)

(1) See consolidated financial statements as of September 30, 2007, Notes 2 and 12.

(i)	Pension and post-retirement plans

Under GAAP in the United States, Statement No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans (“SFAS 158”) was issued in 2006 and

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(b)	Effect on consolidated balance sheets (Continued)

(i)	Pension and post-retirement plans (Continued)

requires the recognition in the balance sheet of the over- or unfunded positions of defined benefit pension and other post-retirement plans, along with a corresponding non-cash adjustment, which is recorded in the accumulated other comprehensive loss.

Under GAAP in Canada, a company is not required to recognize the over- or unfunded positions.

The following table provides the components of net periodic benefit cost:

	September 30
	2007	2006

Current service cost	$11.6	$26.6
Interest cost	44.1	46.8
Expected return on assets	(39.5)	(38.1)
Amortization	11.2	10.9
Plan amendments	—	2.3
Curtailment gain	—	(2.0)
Settlement	4.7	2.5

Net periodic benefit cost	$32.1	$49.0

(ii)	Share issue costs

Under GAAP in the United States, share issue costs are deducted from the value proceeds of the capital stock issued. Under GAAP in Canada, share issue costs are included in the Retained earnings in the year when incurred.

(iii)	Preferred shares

Under Canadian GAAP, the Series 4 and Series 5 Cumulative Redeemable First Preferred Shares are presented as liability in the balance sheet. Under GAAP in the United States, these preferred shares are considered to be equity. As a result, dividends on preferred shares classified as liability which are reported to income under Canadian GAAP are reported to equity under GAAP in the United States.

(iv)	Deferred Financing Fees

Under GAAP in the United States, debt issuance costs are capitalized as an asset and amortized over the term of the debt. Canadian GAAP does not permit an entity to classify debt issuance costs as deferred charges but instead requires capitalized financing fees to be deducted from the amortized cost of the debt.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(b)	Effect on consolidated balance sheets (Continued)

(v)	Income taxes

On January 1, 2007, the Company adopted the provisions of the Financial Accounting Standards Board (FASB) Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (“FIN 48”). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This interpretation also provides guidance as to de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

There was no change in the income tax reserves of the Company at January 1, 2007, upon the adoption of FIN 48. At adoption, the Company had approximately $38.7 million of gross unrecognized income tax benefits (“UTBs”).

A reconciliation of the change in UTB balance from January 1, 2007 to September 30, 2007 is as follows:

Federal, State and
Foreign Tax

Balance at January 1, 2007	$38.7
Additions for tax positions related to the current year	6.1
Additions for tax positions related to prior years	9.3
Reductions for tax positions related to prior years	(3.2)
Settlements with tax authorities	(9.0)
Lapse of applicable statutes of limitations	(0.8)
Variation in foreign exchange charged to the foreign currency translation	2.1

Balance at September 30, 2007	$43.2

Less: tax attributable to timing items included above	(13.4)

Total UTBs that, if recognized, would impact the effective income tax rate as of September 30, 2007	$29.8

It is expected that the amount of UTBs will decrease by approximately $11.7 million in the next twelve months. A decrease of $2.3 million should result from various amended state income tax returns filed with regards to tax audit adjustments of the years 2003 and 2004. Also, the Canadian tax authorities have completed the examination of the years 2002 and 2003 and notices of reassessment should be issued in the next twelve months covering mainly various transfer pricing issues for a total amount of $9.4 million.

The Company recognizes accrued interest and penalties related to gross unrecognized tax benefits as part of the income tax expense. The accrued amounts of interest and penalties are as follow:

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(b)	Effect on consolidated balance sheets (Continued)

(v)	Income taxes (Continued)

	Interest	Penalties

Balance at January 1, 2007	$3.5	$0.4
Charge (recovery) to the income statements	0.6	(0.1)
Variation in foreign exchange charged to the foreign currency translation	0.2	0.1

Balance at September 30, 2007	$4.3	$0.4

The Company and its subsidiaries are routinely examined by various taxing authorities. With few exceptions, the Company and its subsidiaries are no longer subject to examinations by tax authorities for years before 2002.

At September 30, 2007, an amount of $2.5 million is classified as short-term liability while an amount of $39.1 million is classified as other long-term liability.

(c)	Comprehensive income

The application of GAAP in the United States would have the following effects on the consolidated statements of comprehensive income:

	September 30,
	2007	2006

Comprehensive income (loss) as per Canadian GAAP	$(451.0)	$7.8
Adjustments to net income (loss) as per (a) above	30.9	4.2
Adjustments to other comprehensive income:
Pension and other post-retirement benefits (b)(i)	11.0	(9.3)
Unrealized net loss (gain) on derivative financial instruments related to cash flow hedges (a)(ii)	—	(16.5)
Foreign currency translation (a)(iii)(b)(iii)	25.8	(38.3)
Income taxes (a)(vi)	(5.3)	8.3

Comprehensive income (loss) as per GAAP in the United States	$(388.6)	$(43.8)

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(d)	Other comprehensive income

Under GAAP in the United States, income tax (expense) or benefit allocated to each component of other comprehensive income must be disclosed. The income tax (expense) or benefit is allocated as follow to components of other comprehensive income:

	September 30,
	2007	2006

Unrecognized (loss) gain on foreign currency translation adjustment	$(2.2)	$(1.6)
Pension and post-retirement benefits (b)(i)	(5.3)	2.3
Unrealized net loss (gain) on derivative financial instruments related to cash flow hedges (a)(ii)	(6.7)	6.0

	$(14.2)	$6.7

(e)	Accumulated other comprehensive income

The accumulated other comprehensive (loss) as at September 30, 2007 and as at December 31, 2006 are as follows:

	September 30,	December 31,
	2007	2006

Accumulated other comprehensive income (loss) as per GAAP in Canada	$(165.0)	$(82.6)
Adjustments:
Derivative hedging instruments (a)(ii)	(0.3)	(9.9)
Pension and postretirement benefits (b)(i)	(223.0)	(228.7)
Foreign currency translation	60.6	34.8

Accumulated other comprehensive (loss) as per GAAP in the United States at the end of period	$(327.7)	$(286.4)

(f)	Statement of cash flow

The disclosure of a subtotal of the amount of cash flows provided by operations before net change in non-cash balances related to operations in the consolidated statement of cash flows is permitted under GAAP in Canada while it is not allowed by GAAP in the United States.

The adjustments to comply with GAAP in the United States, with respect to the consolidated statements of cash flows for the nine months ended September 30, 2007 would result in an increase of $8.0 million in cash provided by operating activities and in a decrease in cash provided by financing activities of $8.0 million and there would be no effect on cash used in investing activities. There would be no effect on net cash and cash equivalents provided by operating activities, cash provided by (used in) financing activities and cash used in investing activities for September 30, 2006.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(g)	Additional disclosures

(i)	Allowance for doubtful accounts

Under GAAP in the United States, allowance for doubtful accounts must be disclosed. Accordingly, allowance for doubtful accounts, which is recorded in reduction of accounts receivables amounted to $43.6 million and $49.8 million as at September 30, 2007 and December 31, 2006, respectively.

(ii)	Trade payables and accrued liabilities

Under SEC requirements, items which comprise more than 5% of total current liabilities must be disclosed separately. Trade payables of $438.1 million and $315.6 million, accrued employees’ salaries of $149.6 million and $140.2 million and accrued raw material and supplies of $107.8 million and $117.4 million as at September 30, 2007 and December 31, 2006, respectively, are included in trade payables and accrued liabilities.

(iii)	Inventories

Under GAAP in the United States inventories must be disclosed and were as follows:

	September 30,	December 31,
	2007	2006

Raw materials and supplies	$243.5	$234.0
Work in process	147.0	122.7

	$390.5	$356.7

(iv)	Accumulated Depreciation

Under GAAP in the United States accumulated depreciation of property, plant and equipment must be disclosed and amounted to $2,980.2 million and $2,754.5 million as at September 30, 2007 and December 31, 2006, respectively.

(v)	Advertising cost

Under GAAP in the United States and GAAP in Canada, advertising costs are expensed as incurred and amounted to $1.8 million and $2.0 million for the nine months ended September 30, 2007 and 2006, respectively.

(vi)	Commitment and contingencies

The Company is subject to various laws, regulations and government policies principally in North America and Europe, relating to health and safety, to the generation, storage, transportation, disposal and environmental emissions of various substances, and to environment protection in general. The Company believes it is in compliance with such laws, regulations and government policies, in all material respects. Furthermore, the Company does not anticipate that maintaining compliance with such environmental statutes

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(g)	Additional disclosures (Continued)

(vi)	Commitment and contingencies (Continued)

will have a material adverse effect upon the Company’s competitive or consolidated financial position.

(vii)	Guarantees

Significant guarantees the Company has provided to third parties include the following:

                  Operating leases

The Company has guaranteed a portion of the residual values of certain of its assets under operating leases with expiry dates between 2007 and 2009, for the benefit of the lessor. If the fair value of the assets, at the end of their respective lease term, is less than the residual value guaranteed, then the Company must, under certain conditions, compensate the lessor for a portion of the shortfall. The maximum exposure in respect of these guarantees was $57.6 million at the end of September 2007. As at September 30, 2007, the Company recorded a liability of $16.9 million associated with these guarantees.

                  Sub-lease agreements

The Company has, for some of its assets under operating leases, entered into sub-lease agreements with expiry dates between 2007 and 2008. If the sub-lessee defaults under the agreement, the Company must, under certain conditions, compensate the lessor for the defaults. The maximum exposure in respect of these guarantees is $0.08 million. As at September 30, 2007, the Company did not record a liability associated with these guarantees, other than that provided for under unfavourable leases of $0.07 million, since it is not likely at this time that the sub-lessee would default under the agreement and that the Company would thus be required to honour the initial obligation. Recourse against the sub-lessee was also available, up to the total amount due.

                  Business and real estate disposals

In connection with certain disposals of businesses or real estate, the Company has provided customary representations and warranties whose terms range in duration and may not be explicitly defined. The Company has also retained certain liabilities for events that have occurred prior to the sale, relating to tax, environmental, litigation and other matters. Generally, the Company has indemnified the purchasers in the event that a third party asserts a claim against the purchaser that relates to a liability retained by the Company.

These types of indemnification guarantees typically extend for a number of years. The nature of these indemnification agreements prevents the Company from estimating the maximum potential liability that it could be required to pay to guaranteed parties. These amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(g)	Additional disclosures (Continued)

(vii)	Guarantees (Continued)

Business and real estate disposals (Continued)

Historically, the Company has not made any significant indemnification payments under such agreements and no amount has been accrued in the consolidated balance sheet with respect to these indemnification guarantees as at September 30, 2007. The Company continues to monitor the conditions that are subject to guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under any guarantees or indemnifications when those losses are probable and estimable.

                  Debt agreements

Under the terms of certain debt agreements, the Company has guaranteed the obligation of some of its U.S. subsidiaries. In this context, the Company would have to indemnify the other parties against changes in regulation relative to withholding taxes, which would occur only if the Company was to make the payments on behalf of some of its U.S. subsidiaries. These indemnifications extend for the term of the related financings and do not provide any limit on the maximum potential liabilities. The nature of the indemnification agreements prevents the Company from estimating the maximum potential liability it could be required to pay. However, the majority of the obligations to which such guarantees apply contain make-whole provisions which effectively limit the exposure associated with such an occurrence. Moreover, within the current structure of the transactions, the Company is not exposed to such liabilities. As such, the Company has not accrued any amount in the consolidated balance sheet with respect to this item.

                  Irrevocable standby letters of credit

The Company and certain of its subsidiaries have granted irrevocable standby letters of credit, issued by highly rated financial institutions, to third parties to indemnify them in the event the Company does not perform its contractual obligations. As of September 30, 2007, the letters of credit amounted to $47.2 million. The Company has not recorded any liability with respect to these letters of credit, as the Company does not expect to make any payments in excess of what is recorded in the Company’s financial statements. The letters of credit mature at various dates in 2007 and 2008.

(ix)	Future accounting standards

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, to increase consistency and comparability in fair value measurements and to expand their disclosures. The new standard includes a definition of fair value as well as a framework for measuring fair value. The standard is effective for fiscal periods beginning after November 15, 2007 and should be applied prospectively, except for certain financial instruments where it must be applied retrospectively as a cumulative-effect adjustment to the balance of opening retained earnings in the year of adoption. The Company is currently evaluating the impact of this standard on its financial statements.

QUEBECOR WORLD INC. AND ITS SUBSIDIARIES

Reconciliation to United States Generally Accepted Accounting Principles (Continued)

For the Nine Months Ended September 30, 2007 and 2006
(Tabular amounts are expressed in millions of US dollars,
except per share and option amounts)
(Unaudited)

(g)	Additional disclosures (Continued)

(ix)	Future accounting standards (Continued)

In February 2007, the FASB issued SFAS No. 159 (“SFAS 159”), The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115. This statement permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between entities that choose different measurement attributes for similar types of assets and liabilities. SFAS 159 is effective on January 1, 2008. The Company is currently evaluating the impact of this standard on its financial statements.

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS
Indemnification
     Under the Canada Business Corporations Act, Quebecor World Inc. may indemnify a present or former director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him in respect of any civil, criminal or administrative action or proceeding to which he is made a party by reason of his position with Quebecor World Inc. and provided that the director or officer or other individual acted honestly and in good faith with a view to the best interests of Quebecor World Inc. and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. Such indemnification may be made in connection with a derivative action only with court approval. A director or officer is entitled to indemnification from Quebecor World Inc. as a matter of right if he was substantially successful on the merits and fulfilled the conditions set forth above. Quebecor World Inc. may advance monies to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. The individual shall repay the money if he does not fulfill the conditions set forth above to qualify for indemnification.
     In accordance with the Canada Business Corporations Act, the by-laws of Quebecor World Inc. provide that Quebecor World Inc. shall, to the full extent provided by law, indemnify a director or officer, a former director or officer, or other individual who acts or acted at Quebecor World Inc.’s request as a director or officer of another entity against any and all costs, charges and expenses reasonably incurred by him in respect of any civil, criminal or administrative proceeding to which he was made a party by reason of being or having been a director or officer of Quebecor World Inc. or other entity. Quebecor World Inc.’s by-laws also provide that it shall, to the full extent provided by law, advance monies to a director, officer or other individual for the costs, charges and expenses of such a proceeding provided that the individual shall repay the monies if he does not fulfill the conditions prescribed by law permitting Quebecor World Inc. to indemnify such individual.
     A policy of directors and officers liability insurance is maintained by Quebecor Inc. which insures directors and officers of Quebecor World Inc. and its subsidiaries for losses as a result of claims based upon the acts or omissions as directors and officers of Quebecor World Inc., including liabilities arising under the Securities Act of 1933, as amended, and also reimburses Quebecor World Inc. for payments made pursuant to the indemnity provisions under the Canada Business Corporations Act.
     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling Quebecor World Inc. pursuant to the foregoing provisions, Quebecor World Inc. has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

II-1

EXHIBITS

Exhibit
Number	Description

4.1	Annual Information Form of Quebecor World Inc. dated March 28, 2007 (included in Quebecor World Inc.’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission on March 29, 2007)

4.2	Audited Consolidated Financial Statements of Quebecor World Inc., including the notes thereto, for the year ended December 31, 2006, together with the auditors’ report thereon and the management’s discussion and analysis relating thereto, including management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the auditors’ report thereon. The audit report of KPMG LLP on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, expresses an opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2006 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company did not maintain effective processes and controls over the determination of the impairment of long-term assets process (included in Quebecor World Inc.’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission on March 29, 2007)

4.3	Audited Additional Disclosures related to the Reconciliation to United States GAAP Note for the Year Ended December 31, 2006 together with the Auditors’ report thereon (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 13, 2007)

4.4	Management Proxy Circular dated March 30, 2007 distributed in connection with the annual meeting of the shareholders of Quebecor World Inc. held on May 9, 2007 (furnished to the U.S. Securities and Exchange Commission on Form 6-K on April 3, 2007)

4.5	Unaudited consolidated financial statements of Quebecor World Inc., including the notes thereto, for the three and nine month periods ended September 30, 2007 and the management’s discussion and analysis relating thereto (furnished to the U.S. Securities and Exchange Commission on Form 6-K on November 13, 2007)

4.6	Unaudited Reconciliation to United States GAAP for the nine month period ended September 30, 2007 (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 13, 2007)

5.1	Consent of KPMG LLP

5.2	Consent of Arnold & Porter LLP

5.3	Consent of Ogilvy Renault LLP

5.4	Consent of Stikeman Elliott LLP

6.1	Powers of Attorney (contained on the signature pages of this Registration Statement on Form F-10)

II-2

PART III
UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
Item 1. Undertaking.
     Quebecor World Inc. undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.
Item 2. Consent to Service of Process.
     Concurrently with the filing of this Registration Statement, Quebecor World Inc. is filing with the Commission a written irrevocable consent and power of attorney on Form F-X.

III-1

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, Quebecor World Inc. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Montreal, Quebec, Canada on the 13th day of November, 2007.

QUEBECOR WORLD INC. (Registrant)
By:	/s/ Jacques Mallette
	Name:	Jacques Mallette
	Title:	Executive Vice President and Chief Financial Officer

By:	/s/ Marie-É. Chlumecky
	Name:	Marie-É. Chlumecky
	Title:	Assistant Corporate Secretary

III-2

POWERS OF ATTORNEY
     Each person whose signature appears below constitutes and appoints each of Wes W. Lucas, Jacques Mallette and Marie-É. Chlumecky his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any or all Amendments (including post-effective Amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, each acting alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, each acting alone, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on the dates and in the capacities indicated:

Signature	Title	Date

/s/ Brian Mulroney THE RIGHT HONOURABLE BRIAN MULRONEY	Director and Chairman	Nov. 13, 2007

/s/ Douglas Graeme Bassett DOUGLAS GRAEME BASSETT	Director	Nov. 13, 2007

/s/ Reginald K. Brack REGINALD K. BRACK	Director	Nov. 13, 2007

Director
ANDRÉ CAILLÉ

/s/ Robert Coallier ROBERT COALLIER	Director	Nov. 13, 2007

/s/ Michèle Desjardins MICHÈLE DESJARDINS	Director	Nov. 13, 2007

/s/ Wes W. Lucas WES W. LUCAS	Director and President and Chief Executive Officer (Principal Executive Officer)	Nov. 13, 2007

/s/ Jean Neveu JEAN NEVEU	Director	Nov. 13, 2007

Director and Vice Chairman of the Board
ÉRIK PÉLADEAU

/s/ Pierre Karl Péladeau PIERRE KARL PÉLADEAU	Director	Nov. 13, 2007

Lead Director
ALAIN RHÉAUME

III-3

     Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this Registration Statement, solely in the capacity of the duly authorized representative of Quebecor World Inc. in the United States, in the City of Nashville, State of Tennessee, on the 13th day of November, 2007.

QUEBECOR WORLD (USA) INC.
By:	/s/ David McCarthy
	Name:	David McCarthy
	Title:	President

III-4

EXHIBIT INDEX

Sequentially
Exhibit		Numbered
Number	Description	Page
4.1	Annual Information Form of Quebecor World Inc. dated March 28, 2007 (included in Quebecor World Inc.’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission on March 29, 2007)

4.2	Audited Consolidated Financial Statements of Quebecor World Inc., including the notes thereto, for the year ended December 31, 2006, together with the auditors’ report thereon and the management’s discussion and analysis relating thereto, including management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 and the auditors’ report thereon. The audit report of KPMG LLP on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2006, expresses an opinion that the Company did not maintain effective internal control over financial reporting as of December 31, 2006 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the Company did not maintain effective processes and controls over the determination of the impairment of long-term assets process (included in Quebecor World Inc.’s annual report on Form 40-F filed with the U.S. Securities and Exchange Commission on March 29, 2007)

4.3	Audited Additional Disclosures related to the Reconciliation to United States GAAP Note for the Year Ended December 31, 2006 together with the Auditors’ report thereon (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 13, 2007)

4.4	Management Proxy Circular dated March 30, 2007 distributed in connection with the annual meeting of the shareholders of Quebecor World Inc. held on May 9, 2007 (furnished to the U.S. Securities and Exchange Commission on Form 6-K on April 3, 2007)

4.5	Unaudited consolidated financial statements of Quebecor World Inc., including the notes thereto, for the three and nine month periods ended September 30, 2007 and the management’s discussion and analysis relating thereto (furnished to the U.S. Securities and Exchange Commission on Form 6-K on November 7, 2007)

4.6	Unaudited Reconciliation to United States GAAP for the nine month period ended September 30, 2007 (incorporated by reference to the Registrant’s Current Report on Form 6-K filed with the U.S. Securities and Exchange Commission on November 13, 2007)

5.1	Consent of KPMG LLP

5.2	Consent of Arnold & Porter LLP

5.3	Consent of Ogilvy Renault LLP

5.4	Consent of Stikeman Elliot LLP

6.1	Powers of Attorney (contained on the signature pages of the Registration Statement on Form F-10)